MAG SILVER CORP.

Suite 770, 800 West Pender Street
Vancouver, British Columbia  V6C 2V6

INFORMATION CIRCULAR

Dated May 21, 2010

MAG SILVER CORP.
INFORMATION CIRCULAR

Dated May 21, 2010

SOLICITATION OF PROXIES

This Information Circular accompanies the Notice of Annual General and Special Meeting (the "Meeting") of the shareholders of MAG Silver Corp. (the "Company") to be held on Tuesday, June 22, 2010 at the time and place and for the purposes set out in the accompanying Notice of Meeting.  This Information Circular is furnished in connection with the solicitation of proxies by management of the Company for use at the Meeting and at any adjournment of the Meeting.

It is expected that solicitations of proxies will be made primarily by mail and possibly supplemented by telephone or other personal contact by directors, officers and employees of the Company without special compensation.  The Company may reimburse shareholders’ nominees or agents (including brokers holding shares on behalf of clients) for the costs incurred in obtaining authorization to execute forms of proxies from their principals.  The Company will be using the services of Kingsdale Shareholder Services Inc. to solicit proxies.  Interested shareholders in North America may contact Kingsdale Shareholder Services Inc. at 1-866-481-2532.  The estimated cost of such service is $50,000.  The costs of solicitation will be borne by the Company.

PROXIES AND VOTING RIGHTS

Appointment of Proxies

Registered Shareholders

The persons named in the accompanying form of proxy are nominees of the Company’s management. A shareholder has the right to appoint a person (who need not be a shareholder) to attend and act for and on the shareholder’s behalf at the Meeting other than the persons designated as proxyholders in the accompanying form of proxy. To exercise this right, the shareholder must either:

(a)

on the accompanying form of proxy, strike out the printed names of the individuals specified as proxyholders and insert the name of the shareholder’s nominee in the blank space provided; or

(b)

complete another proper form of proxy.

To be valid, a proxy must be dated and signed by the shareholder or by the shareholder’s attorney authorized in writing. In the case of a corporation, the proxy must be signed by a duly authorized officer of, or attorney for, the corporation.

The completed proxy, together with the power of attorney or other authority, if any, under which the proxy was signed or a notarially certified copy of the power of attorney or other authority, must be delivered to Computershare Investor Services Inc. ("Computershare"), 3rd Floor, 510 Burrard Street, Vancouver, British Columbia, Canada V6C 3B9, or by telephone, internet or facsimile, by 2:00 p.m. (Pacific time) on Friday, June 18, 2010 or at least 48 hours (excluding Saturdays, Sundays and holidays) before the time of the Meeting or adjournment thereof.  Late proxies may be accepted or rejected by the Chairman of the Meeting in his discretion, and the Chairman is under no obligation to accept or reject any particular late proxy.

Non-Registered Shareholders

Only registered shareholders or duly appointed proxyholders for registered shareholders are permitted to vote at the Meeting. Shareholders who do not hold their shares in their own names (referred to herein as "Non-Registered Shareholders") are advised that only proxies from shareholders of record can be recognized and voted at the Meeting.

If shares are listed in an account statement provided to a shareholder by a broker, then in almost all cases those shares will not be registered in such shareholder’s name on the records of the Company. Such shares will more likely be registered under the name of the shareholder’s broker or an agent of that broker.  Accordingly, most shareholders of the Company are "Non-Registered Shareholders" because the shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the shares. More particularly, a person is a Non-Registered Shareholder in respect of shares which are held on behalf of that person, but which are registered either: (a) in the name of an intermediary (an "Intermediary") that the Non-Registered Shareholder deals with in respect of the shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited ("CDS")) of which the Intermediary is a participant. In Canada, the vast majority of such shares are registered under the name of CDS, which company acts as nominee for many Canadian brokerage firms. Shares so held by brokers or their nominees can only be voted (for or against resolutions) upon the instructions of the Non-Registered Shareholder. Without specific instructions, brokers/nominees are prohibited from voting shares held for Non-Registered Shareholders.

In accordance with National Instrument 54-101 of the Canadian Securities Administrators, the Company has distributed copies of the Notice of Meeting, this Information Circular and the form of proxy (collectively, the "Meeting Materials") to the clearing agencies and Intermediaries for distribution to Non-Registered Shareholders with a request for voting instructions.  Applicable regulatory policy requires Intermediaries/brokers to seek voting instructions from Non-Registered Shareholders in advance of shareholders’ meetings unless the Non-Registered Shareholders have waived the right to receive meeting materials.  Every Intermediary/broker has its own mailing procedures and provides its own return instructions, which should be carefully followed by Non-Registered Shareholders in order to ensure that their shares are voted at the Meeting.  Often the request for voting instructions supplied to a Non-Registered Shareholder by its broker is identical to the form of proxy provided by the Company to the registered shareholders. However, it is not a valid proxy; rather it is to be used as a means of instructing the registered shareholder how to vote on behalf of the Non-Registered Shareholder.  Very often, Intermediaries will use service companies to forward the Meeting Materials to Non-Registered Shareholders. Generally, Non-Registered Holders who have not waived the right to receive Meeting Materials will either:

(a)

be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of shares beneficially owned by the Non-Registered Shareholder but which is otherwise not completed.  Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Shareholder when submitting the proxy.  In this case, the Non-Registered Shareholder who wishes to submit a proxy should otherwise properly complete the form of proxy and deliver it to the Company’s registrar and transfer agent, Computershare, as provided above; or

(b)

more typically, be given a voting instruction form which is not signed by the Intermediary, and which, when properly completed and signed by the Non-Registered Shareholder and returned to the Intermediary or its service company, will constitute voting instructions (often called a "proxy authorization form").  Non-Registered Shareholders should follow the instructions provided in the voting instruction form, using one of the described voting methods provided, to vote their shares.

The majority of brokers now delegate responsibility for obtaining voting instructions from Non-Registered Shareholders to Broadridge Financial Solutions Inc. ("Broadridge").  Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of shares to be represented at the Meeting. A Non-Registered Shareholder receiving such a proxy from Broadridge cannot use that proxy to vote shares directly at the Meeting – the proxy must be returned to Broadridge well in advance of the Meeting in order to instruct Broadridge how to vote the shares.

In either case, the purpose of these procedures is to permit Non-Registered Shareholders to direct the voting of the shares of the Company which they beneficially own. Should a Non-Registered Shareholder who receives one of the above forms wish to vote at the Meeting in person (or have another person attend and vote on behalf of the Non-Registered Shareholder), the Non-Registered Shareholder should strike out the names of the Management proxyholders and insert the name of the Non-Registered Shareholder (or such other person voting on behalf of the Non-Registered Shareholder) in the blank space provided or follow such other instructions as may be provided by their brokers/nominees. In either case, Non-Registered Shareholders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or proxy authorization form is to be delivered.

In addition, there are two kinds of Non-Registered Shareholders - those who object to their names being made known to the issuers of securities which they own, called Objecting Beneficial Owners ("OBOs"), and those who do not object to the issuers of the securities they own knowing who they are, called Non-Objecting Beneficial Owners ("NOBOs"). In accordance with the provisions of National Instrument 54-101, the Company has engaged Broadridge to deliver proxy-related materials directly to its NOBOs.  If you are a Non-Registered Shareholder, and the Company or its agent has sent these materials directly to you, your name and address and information about your holdings of common shares have been obtained in accordance with applicable securities legislation from the intermediary holding the common shares on your behalf.  By choosing to send these materials to you directly, the Company has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. As a result, NOBOs can expect to receive a scannable Voting Instruction Form ("VIF") from our transfer agent, Computershare.  These VIFs are to be completed and returned to Computershare in the envelope provided. In addition, Computershare provides both telephone voting and internet voting as described on the VIF itself which contains complete instructions. Computershare will tabulate the results of the VIFs received from NOBOs and will provide appropriate instructions at the Meeting with respect to the shares represented by the VIFs they receive.

All references to shareholders in this Information Circular and the accompanying Notice of Meeting and form of proxy are to registered shareholders of record unless specifically stated otherwise.

Shareholders needing assistance completing and returning a proxy or VIF may call Kingsdale Shareholder Services Inc. toll free at 1-866-481-2532.

Revocation of Proxies

A shareholder who has given a proxy may revoke it at any time before the proxy is exercised:

(a)

by an instrument in writing that is:

(i)

signed by the shareholder, the shareholder’s legal personal representative or trustee in bankruptcy or, where the shareholder is a corporation, a duly authorized representative of the corporation; and

(ii)

delivered to Computershare Investor Services Inc., 3rd Floor, 510 Burrard Street, Vancouver, British Columbia, Canada V6C 0A3 or to the registered office of the Company located at Suite 2900, 550 Burrard Street, Vancouver, British Columbia, Canada V6E 0A3 at any time up to and including the last business day preceding the day of the Meeting or any adjournment of the Meeting;

(b)

by sending another proxy form with a later date to Computershare before 2:00 p.m. (Pacific Time) on Friday, June 18, 2010 or the second last business day before any adjourned or postponed Meeting;

(c)

by attending the Meeting and notifying the Chairman of the Meeting prior to the commencement of the Meeting that you have revoked your proxy; or

(d)

in any other manner provided by law.

A revocation of a Proxy does not affect any matter on which a vote has been taken prior to the revocation.

Voting of Shares and Proxies and Exercise of Discretion by Proxyholders

Voting By Show of Hands

Voting at the Meeting generally will be by a show of hands, where every person present who is a shareholder or proxyholder and entitled to vote on the matter has one vote.

Voting By Poll

Voting at the Meeting will be by poll only if a poll is:

(a)

requested by a shareholder present at the Meeting in person or by proxy;

(b)

directed by the Chair; or

(c)

required by law because the number of shares represented by proxy that are to be voted against the motion is greater than 5% of the Company’s issued and outstanding shares.

On a poll, every shareholder entitled to vote on the matter has one vote for each share entitled to be voted on the matter and held by that shareholder and may exercise that vote either in person or by proxy.

Approval of Resolutions

To approve a motion for an ordinary resolution, a simple majority of the votes cast in person or by proxy will be required; to approve a motion for a special resolution, a majority of not less than two-thirds of the votes cast on the resolution will be required.

Voting of Proxies and Exercise of Discretion By Proxyholders

A shareholder may indicate the manner in which the persons named in the accompanying form of proxy are to vote with respect to a matter to be acted upon at the Meeting by marking the appropriate space. If the instructions as to voting indicated in the proxy are certain, the shares represented by the proxy will be voted or withheld from voting in accordance with the instructions given in the proxy on any ballot that may be called for.

If the shareholder specifies a choice in the proxy with respect to a matter to be acted upon, then the shares represented will be voted or withheld from the vote on that matter accordingly. If no choice is specified in the proxy with respect to a matter to be acted upon, it is intended that the proxyholder named by management in the accompanying form of proxy will vote the shares represented by the proxy in favour of each matter identified in the proxy and for the nominees of the Company’s board of directors for directors and auditor.

The accompanying form of proxy also confers discretionary authority upon the named proxyholder with respect to amendments or variations to the matters identified in the accompanying Notice of Meeting and with respect to any other matters which may properly come before the Meeting. As of the date of this Information Circular, management of the Company is not aware of any such amendments or variations, or any other matters that will be presented for action at the Meeting other than those referred to in the accompanying Notice of Meeting. If, however, other matters that are not now known to management properly come before the Meeting, then the persons named in the accompanying form of proxy intend to vote on them in accordance with their best judgment.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

Only shareholders of the Company who are listed on its Register of Shareholders on the record date of May 21, 2010 are entitled to receive notice of and to attend and vote at the Meeting or any adjournment of the Meeting (see "Voting of Shares and Proxies and Exercise of Discretion by Proxyholders" above).

As at May 21, 2010, the Company had 54,538,395 common shares issued and outstanding.

To the knowledge of the directors and executive officers of the Company, only the following shareholder beneficially owns, or controls or directs, directly or indirectly, common shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company:

Name	Number of Shares	Percentage of Outstanding Shares
Fresnillo plc(1)(2)	9,746,193	17.87%

(1) The information above has been obtained by the Company from the System for Electronic Disclosure by Insiders (SEDI) as of the date of this Circular.

(2)

The shares in this table are held by Fresnillo plc ("Fresnillo") and its affiliates.

RECEIPT OF DIRECTORS’ REPORT AND FINANCIAL STATEMENTS

The Directors’ Report and the consolidated financial statements of the Company for the financial year ended December 31, 2009 and accompanying auditor’s report will be presented at the Meeting.

ELECTION OF DIRECTORS

The board of directors of the Company presently consists of seven directors.  The term of office of each of the present directors expires at the Meeting.  At the Meeting, the shareholders will consider and, if deemed advisable, pass an ordinary resolution to set the number of directors at eight and to elect eight directors for the ensuing year.

The Company’s board of directors proposes to nominate the persons named in the table below for election as directors of the Company. Each director elected will hold office until the next annual general meeting of the Company or until his or her successor is duly elected or appointed, unless the office is earlier vacated in accordance with the Articles of the Company or the Business Corporations Act (British Columbia) or he or she becomes disqualified to act as a director.

The following table sets out the names of management’s nominees for election as directors, the place in which each is ordinarily resident, all offices of the Company now held by each of them, their principal occupations, the period of time during which each has been a director of the Company, and the number of common shares of the Company beneficially owned, or controlled or directed, directly or indirectly, as of the date of this Information Circular.  The Company’s board of directors recommends a vote "FOR" the appointment of each of the following nominees as directors.  In the absence of a contrary instruction, the persons designated by management of the Company in the enclosed form of proxy intend to vote FOR the election of the directors set out in the following table.

Name, Position, Province / State and Country of Residence(1)	Principal Occupation and Occupations During the Past 5 years (1)	Director Since	Number of Shares Beneficially Owned, Controlled or Directed (1)
Daniel T. MacInnis (5)(8) British Columbia, Canada President, CEO and Director	President and CEO of the Company since February 1, 2005. Mr. MacInnis is also a director of MAX Resources Corp.	February 1/05	301,100
Frank R. Hallam (8) British Columbia, Canada Chief Financial Officer

Chief Financial Officer of the Company since 2003; Chief Financial Officer and Director since 2002 and Corporate Secretary since 2007 of Platinum Group Metals Ltd.; Chief Financial Officer of West Timmins Mining Inc. from September 13, 2006 to August 7, 2008 and a director from September 13, 2006 until November 6, 2009; Director of Lake Shore Gold Corp. since November 2009; Chief Financial Officer of Callinan Mines Ltd. from December 2003 to October 2007. Mr. Hallam is also a director of Jerico Explorations Inc. and Nextraction Energy Corp. (formerly Kruger Capital Corp.)

			Nil
Eric H. Carlson (2)(3)(4) British Columbia, Canada Director	Oct 1997 to present, President and CEO, Anthem Works (formerly Anthem Properties Corp.), a property development/real estate company; Apr 2009 to present, CEO and CFO, Anthem Ventures Capital Corp.; 1992 to 2008, President & CEO of Nextraction (formerly Kruger Capital Corp.), a gas company. Mr. Carlson also holds directorships as follows: Anthem Works (since Oct 1997); Anthem Ventures Capital (since Apr 2007); Platinum Group Metals Ltd. (since Feb 2005); Nextraction Energy Corp. (since Dec 1992; and West Timmins Mining Inc. (2006 to 2009).	June 11/99	1,200,500
R. Michael Jones (2)(3)(4)(5)(6)(8) British Columbia, Canada Director	President and Director of Platinum Group Metals Ltd. since February 2000; director and advisor to West Timmins Mining Inc. from 2006 to 2009; Mr. Jones is also a director of Jerico Explorations Inc. and Nextraction Energy Corp. (formerly Kruger Capital Corp.)	March 31/03	58,802

Name, Position, Province / State and Country of Residence(1)	Principal Occupation and Occupations During the Past 5 years (1)	Director Since	Number of Shares Beneficially Owned, Controlled or Directed (1)
Dr. Peter K. Megaw Arizona, USA Director

President of IMDEX/Cascabel and co-founder of Minera Cascabel S.A. DE C.V. since 1988, a geological consulting company; consulting geologist for the Company since its inception in 2003.  Mr. Megaw is also a director of Candente Gold Corp.

		February 6/06	572,821(7)
Jonathan A. Rubenstein (3)(4)(5)(6) British Columbia, Canada Chairman and Director

Practiced law until 1994; employed as a mining executive from 1994 to 2005; now semi-retired, occupied as a corporate director and investor.  Director of Aurelian Resources September 2006 to August 2008; director of Cumberland Resources Ltd. from 1983 to 2007; director of Redcorp Ventures, from 2000 to 2007; director, Vice President and Corporate Secretary of Canico Resources from 2002 to 2005.  Mr. Rubenstein is also currently a director of Eldorado Gold Corp., Detour Gold Corporation, Troon Ventures Ltd. and Rio Novo Gold Inc.

		February 26/07	Nil
Richard M. Colterjohn(5)(6) Ontario, Canada Director	Managing Partner at Glencoban Capital Management Inc., a merchant banking firm, since 2002. President, CEO and director of Centenario Copper Corporation 2006 to 2009. Mr. Colterjohn is also a director of Explorator Resources Inc. and Gammon Gold Inc.	October 16/07	10,000
Derek C. White(2)(5)(6) British Columbia, Canada Director

Executive Vice President - Corporate Development of Quadra Mining Limited, a multi-asset copper and base metals producing company based in Canada, since September 2007; previously the CFO of Quadra Mining commencing in April 2004.  Mr. White is also a director of Oro Silver Resources Limited; Magellan Minerals Ltd. and Laurentian Goldfields Ltd.

		October 16/07	Nil

Notes:

(1)

Information as to the place of residence, principal occupation and shares beneficially owned, or controlled or directed, directly or indirectly, has been furnished by the respective directors.

(2)

 Member of the Company’s Audit Committee.

(3)

Member of the Company’s Compensation Committee.

(4)

Member of the Company’s Governance and Nomination Committee.

(5)

Member of the Company’s Special Committee.

(6)

Member of the Company’s Independent Committee.

(7)

Of these holdings, 11,085 shares are held by Minera Cascabel S.A. de C.V., of which Dr. Megaw is a 33.33% owner.

(8)

Member of the Company’s Disclosure Committee.

The Company’s board of directors does not contemplate that any of its nominees will be unable to serve as a director.  If any vacancies occur in the slate of nominees listed above before the Meeting, then the proxyholders named in the accompanying form of proxy intend to exercise discretionary authority to vote the shares represented by proxy for the election of any other persons as directors.

APPOINTMENT OF AUDITOR

The shareholders will be asked to vote for the appointment of Deloitte & Touche LLP, Chartered Accountants, as the auditor of the Company to hold office until the next annual general meeting of shareholders of the Company and to authorize the directors to fix their remuneration.  The Company’s board of directors recommends a vote "FOR" the appointment of Deloitte & Touche LLP, Chartered Accountants, as the auditor of the Company at a remuneration to be fixed by the directors.  In the absence of a contrary instruction, the persons designated by management of the Company in the enclosed form of proxy intend to vote FOR the reappointment of Deloitte & Touche LLP, Chartered Accountants, as the auditor of the Company at a remuneration to be fixed by the directors.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

1.

Amendment to the Company’s Stock Option Plan (2009)

The shareholders will be asked to vote for the amendment of the Company’s stock option plan at the Meeting, as described below.

In March 2009, the Company adopted, with approval from the Company’s shareholders, an amended and restated stock option plan (the "Stock Option Plan") pursuant to the policies of the Toronto Stock Exchange (the "TSX").  A summary of the key terms of the Stock Option Plan is set out below under the heading "Securities Authorized For Issuance Under Equity Compensation Plans – Amended and Restated Stock Option Plan".

The Stock Option Plan currently provides that the number of common shares issuable for stock option grants under the Stock Option Plan shall not exceed a fixed number of 4,921,056 common shares. As of the date of this Circular, an aggregate of 3,592,140 common shares are issuable upon the exercise of outstanding options granted under the Stock Option Plan, representing approximately 6.6% of the issued and outstanding common shares of the Company.  After accounting for 724,329 common shares of the Company issued pursuant to the exercise of stock options since March 2009, which may not be re-granted under the Company’s fixed Stock Option Plan, 604,587 common shares remain available for further grants under the Stock Option Plan.

To enable the Company to continue to attract and retain qualified individuals to serve as members of management or employees, it is proposed that the fixed number of common shares reserved for issuance under the Stock Option Plan be increased from 4,921,056 to 5,453,839 common shares, the number that is 10% of the issued and outstanding common shares of the Company as of the record date of the Meeting, rounded down to the nearest whole number. On May 14, 2010, the board of directors approved an increase in the number of common shares reserved for issuance under the Stock Option Plan in the amount of 532,783 common shares. Subject to the approval of the TSX and the shareholders of the Company, this will increase the number of common shares reserved for issuance under the Plan to 5,453,839 common shares, leaving 1,137,370 common shares available for future grants (being the number of common shares currently available for further grants under the Stock Option Plan, 604,587, plus the proposed increase in the number of shares reserved for issuance under the Stock Option Plan, 532,783).

Shareholder Approval

The rules of the TSX require that the resolution respecting the proposed amendment of the Stock Option Plan (the "Stock Option Plan Resolution") be approved by a majority of the votes cast by shareholders of the Company present or represented by proxy at the Meeting.  The text of the Stock Option Plan Resolution is set out below.

Resolution Approving the Amendment of the Stock Option Plan

The resolution to approve the amendment of the Stock Option Plan which will be presented at the Meeting and, if deemed appropriate, adopted with or without variation is as follows:

"IT IS RESOLVED THAT:

1.

Subject to the Company receiving Toronto Stock Exchange and any other regulatory approvals, if so required, the proposed amendment of the Stock Option Plan of the Company increasing the number of common shares reserved for issuance under the Stock Option Plan from 4,921,056 to 5,453,839 common shares as described in the management information circular dated May 21, 2010, is hereby approved; and

2.

Any one director or officer of the Company is authorized and directed on behalf of the Company to execute all documents and to do all such other acts and things as such director or officer may determine to be necessary or advisable to give effect to the foregoing provisions of this resolution."

If the amendment of the Stock Option Plan described above is approved at the Meeting, it will take effect at the close of business on the date of the Meeting. If the amendment of the Stock Option Plan is not approved at the Meeting, the amendment will not become effective and the Stock Option Plan will remain in effect.

The board of directors of the Company recommends that shareholders vote FOR the resolution approving the amendment to the Stock Option Plan.  Common shares represented by proxies in favour of management will be voted FOR the amendment, unless a shareholder has specified in his or her proxy that his or her common shares are to be voted against the approval of the amendment.

2.

Approval of Shareholder Rights Plan

On August 3, 2007, the Board approved a shareholder rights plan for the Company.  On January 18, 2008, the Company’s shareholders ratified and confirmed the shareholder rights plan, which was amended, with the approval of 87.06% of the Company’s shareholders (excluding Fresnillo), on March 24, 2009 (the "Rights Plan").  The Company and Computershare Investor Services Inc. then entered into an amended and restated shareholder rights plan agreement dated March 24, 2009 to reflect the amendments (the "Rights Agreement").  The Rights Plan will expire at the end of the Meeting, unless the shareholders of the Company vote to approve its continuation.

At the Meeting, the shareholders will be asked to confirm, ratify and continue the Rights Plan.  A summary of the key terms of the Rights Plan is set out below.  This summary is qualified in its entirety by reference to the full text of the Rights Plan, which may be obtained under the Company’s profile on SEDAR at www.sedar.com.  A copy of the Rights Plan may also be obtained upon request made in writing to the Company at Suite 770, 800 West Pender Street, Vancouver, B.C., V6C 2V6.  Capitalized terms used in this section and not otherwise defined herein have the meaning assigned to them in the Rights Plan.

Rationale

The purpose of the Rights Plan is to encourage the fair treatment of shareholders in connection with any take-over bid for the Company. The Rights Plan seeks to provide shareholders with adequate time to properly assess a take-over bid without undue pressure. It is also intended to provide the board of directors with more time to fully consider an unsolicited take-over bid and, if considered appropriate, to identify, develop and negotiate other alternatives to maximize shareholder value.

The Rights Plan generally provides that if a bidder acquires or announces an intention to acquire more than 20% of the Shares, other than by way of a "Permitted Bid" or a "Shareholder Endorsed Insider Bid" or with the approval of the board of directors, the share capital of the Company would be considerably diluted if the bidder proceeds with its bid, thereby making its bid prohibitively expensive.

Term

If the Rights Plan is confirmed, ratified and continued by the shareholders of the Company at the Meeting, the Rights Plan will continue in force up to the end of the Company’s third annual meeting of shareholders following such approval.

Issue of Rights

On August 3, 2007, the Board implemented the Rights Plan by authorizing the issue of one right (a "Right") in respect of each outstanding common shares of the Company (a "Share") to holders of record as at the Record Time. The Board also authorized the issue of one Right in respect of each Share issued after the Record Time and prior to the Separation Time (as defined below) and the Expiration Time (as defined in the Rights Plan).

Exercise of Rights

The Rights are not exercisable initially. The Rights will separate from the Shares and become exercisable at the close of business on the tenth business day after the earlier of the first public announcement of facts indicating that a person has acquired Beneficial Ownership of 20% or more of the Shares or the commencement of, or first public announcement of, the intent of any person to commence a take-over bid which would result in such person Beneficially Owning 20% or more of the Shares, or the date upon which a Permitted Bid or Competing Permitted Bid ceases to be such, or such later time as the Board may determine in good faith (in any such case, the "Separation Time").  After the Separation Time, but prior to the occurrence of a Flip-in Event (as defined below), each Right may be exercised to purchase one Share at an exercise price per Right of $75.

The exercise price payable and the number of securities issuable upon the exercise of the Rights are subject to adjustment from time to time upon the occurrence of certain corporate events affecting the Shares.

Flip-in Event and Exchange Option

Subject to certain customary exceptions, upon the acquisition by any person (an "Acquiring Person") of 20% or more of the Shares (a "Flip-in Event") and following the Separation Time, each Right, other than a Right Beneficially Owned by an Acquiring Person, its affiliates and associates, their respective joint actors and certain transferees, may be exercised to purchase that number of Shares which have a market value equal to two times the exercise price of the Rights. Rights beneficially owned by an Acquiring Person, its affiliates and associates, their respective joint actors and certain transferees will be void. The Rights Plan provides that a person (a "Grandfathered Person") who was the Beneficial Owner of 20% or more of the outstanding Shares determined as at 4:00 p.m. on August 3, 2007 (the "Record Time") shall not be an Acquiring Person unless, after the Record Time, that person becomes the Beneficial Owner of any additional Shares.

In addition, the Rights Plan permits the Board to authorize the Company, after a Flip-in Event has occurred, to issue or deliver, in return for the Rights and on payment of the relevant exercise price or without charge, debt, equity or other securities or assets of the Company or a combination thereof.

Certificates and Transferability

Prior to the Separation Time, certificates for Shares will also evidence one Right for each Share represented by the certificate. Certificates issued after August 3, 2007 will bear a legend to this effect.

Prior to the Separation Time, Rights will not be transferable separately from the associated Shares. From and after the Separation Time, the Rights will be evidenced by Rights certificates which will be transferable and trade separately from the Shares.

Permitted Bids

Under the Rights Plan, a Permitted Bid or Competing Permitted Bid will not trigger the Rights Plan. A Permitted Bid is one that: (i) is made by means of a take-over bid circular, (ii) is made to all holders of Shares for all Shares held by them; (iii) is open for at least 60 days; (iv) contains a condition that no Shares will be taken up and paid for until at least 50% of the independent shareholders have tendered and not withdrawn, (v) contains a condition that Shares may be deposited at any time and withdrawn until they are taken up and paid for, and (vi) contains a provision that, if 50% of the independent shareholders tender, the bidder will make an announcement to that effect and keep the bid open for at least ten more business days.

Shareholder Endorsed Insider Bid

As a result of the shareholder approved amendment to the Rights Plan, the Rights Plan now also permits a bidder who together with its affiliates or associates and joint actors has beneficial ownership of securities of the Company carrying 10% or more of the voting rights attached to all of the Shares (an "Insider") to proceed with a "Shareholder Endorsed Insider Bid" without triggering the Rights Plan.  This feature is in addition to the ability of an Insider to proceed with a Permitted Bid or with prior approval of the Board without triggering the Rights Plan.

A Shareholder Endorsed Insider Bid is a take-over bid made by an Insider by way of take-over bid circular to all registered holders of common shares of the Company, other than the Insider, for all common shares held by them, and in respect of which:

(a)

more than 50% of the common shares held by shareholders (other than the Insider and its joint actors) have been tendered to the take-over bid at the time of first take-up under the take-over bid;

(b)

the date of such first take-up occurs not later than the 120th calendar day following the date on which the take-over bid is commenced; and

(c)

immediately prior to or contemporaneously with such first take-up, the Insider makes a public announcement (i) informing shareholders of such take-up and the number and percentage of common shares then owned or controlled by the Insider and its joint actors, and (ii) confirming that the Insider has extended or will extend its take-over bid for not less than 10 business days in order to allow the remaining shareholders to tender their common shares to the bid if they choose to do so.

The requirements for a Shareholder Endorsed Insider Bid are similar to, but not as stringent as, the requirements for a Permitted Bid. A Permitted Bid must be open for not less than 60 days while a Shareholder Endorsed Insider Bid is not required to be open for a minimum period of time (but will be subject to a minimum bid period of 35 days in accordance with applicable securities laws). A Permitted Bid must contain an irrevocable minimum tender condition of 50% of the common shares held by shareholders (other than common shares held by the bidder and certain related persons) and an irrevocable provision that if such minimum tender is achieved and common shares are taken up, the bidder must extend the bid for not less than 10 business days. A Shareholder Endorsed Insider Bid is not required to contain such irrevocable condition and provision at the outset of the bid, rather, it must have achieved such result at the time of first take up under the bid. The date of first take up under a Shareholder Endorsed Insider Bid must occur not later than the 120th calendar day following the day on which the bid is commenced, while a Permitted Bid is not subject to a similar restriction.

The Shareholder Endorsed Insider Bid is a novel concept that was introduced by the Company, and adopted by way of amendment to the Rights Plan in 2009, in the face of the announced intention by Fresnillo to launch a take-over bid for all the outstanding shares of the Company not already owned by Fresnillo and its affiliates at an offer price that represented a discount to the closing price of the Shares on the NYSE Alternext on the day preceding such announcement.

The Board’s intention in introducing this concept to the Rights Plan was not to thwart take-over bids by Insiders, but rather to provide Insiders who are otherwise legally entitled to make a take-over bid for the Company with an additional avenue to proceed with a take-over bid in a manner that is fair and non-coercive to shareholders (in addition to making a Permitted Bid or proceeding with board approval) without triggering the Rights Plan.  Although introduced in the face of the Fresnillo "take-under" bid, the provision would apply equally to any take-over bid by an Insider.

Under Canadian securities laws, where an Insider proceeds with a take-over bid and shareholders holding more than a majority of the common shares reject it, the Insider has the ability to waive any minimum tender condition and take up any common shares that are tendered to the bid.  Because of the Insider’s already sizeable share position, it can, by purchasing only a relatively small percentage of additional common shares, take up enough common shares to vest de facto control over the Company in the hands of the Insider without the Insider having had to pay a premium that is sufficient to induce shareholders holding a majority of the common shares not held by the Insider and certain related persons to tender to its bid.  This potentially coercive conduct, if it occurs, could be extremely damaging to both the short-term and long-term financial interests of that large body of shareholders who choose not to tender to the Insider’s bid.  Among other things, adopting a coercive strategy of this nature could make it practically impossible for any subsequent competing offer to succeed.  As trading liquidity in the common shares diminishes, the Insider could choose not to acquire further common shares or to time any further acquisition it does elect to proceed with on a basis that may allow it to pay substantially less for the common shares that are not tendered to its bid than for those that were tendered.  A shareholder may feel compelled to tender to a take-over bid which it considers to be inadequate out of a concern that failing to tender may result in the shareholder being left with illiquid or discounted shares.

In the context of shareholder rights plans, it is common practice in Canada for unsolicited bidders to launch a bid that is not a Permitted Bid and then apply to Canadian securities regulators for an order that has the effect of rendering the rights plan inoperative in respect of its bid.  Typically, absent compelling unusual circumstances, Canadian securities regulators have been prepared to grant such orders within approximately 45 to 70 days following commencement of the bid, based on the premise that shareholders should not be denied the ability to respond to the bid.

Although Fresnillo withdrew its announced intention to make the "take-under" bid following an adverse ruling from the Ontario Securities Commission, an Insider (including Fresnillo which, to the knowledge of the Company, continues to hold 17.87% of the Shares) could, if it is otherwise legally entitled to make a take-over bid for the Company, follow the coercive practice described above.

If an Insider does not wish to make a Permitted Bid, the Rights Plan provides an Insider with the ability to make a bid directly to shareholders and complete a Shareholder Endorsed Insider Bid (on terms less stringent than Permitted Bids) without triggering the Rights Plan and without prior board approval for the bid, and avoid applying to Canadian securities regulators to render the Rights Plan inoperative in a process that is costly for the Company, the Insider and the regulators.  If an Insider chooses not to do so and instead elects to apply to Canadian securities regulators for an order that has the effect of rendering the Rights Plan inoperative despite its ability to complete a Shareholder Endorsed Insider Bid without triggering the Rights Plan, the board of directors believes that the ability of an Insider to complete a Shareholder Endorsed Insider Bid (which allows shareholders to respond directly to the bid through a process that is fair and non-coercive) should allow the Company to make a compelling submission to the regulators not to grant such an order in certain circumstances.

In effect, by voting in favour of the resolution approving the Rights Plan, shareholders will be endorsing, among other things, the following key principles:

(a)

they acknowledge the increased risk of coercive conduct where a take-over bid is launched by an Insider; and

(b)

they reject the notion that an Insider should be allowed to adopt a coercive strategy of taking up Shares under a bid in one or more take-ups so that, over an extended period of time, the Insider acquires a sufficient number of Shares to provide it with de facto control over the Company even though the price offered by the Insider was insufficient to secure the tender of a majority of the outstanding shares not already owned by the Insider or its joint actors at the commencement of the bid.

Redemption and Waiver

The Rights may be redeemed by the Board at a redemption price of $0.0001 per Right at any time prior to the occurrence of a Flip-in Event without the prior approval of the holders of Shares or Rights. The Board will be deemed to have elected to redeem the Rights if a person who has made a take-over bid, in respect of which the Board has waived the application of the Rights Plan, takes up and pays for Shares pursuant to the terms and conditions of such take-over bid.

The provisions of the Rights Plan which apply upon the occurrence of a Flip-in Event may be waived at the option of the Board and without the prior approval of the holders of Shares or Rights in certain circumstances prior to the occurrence of a Flip-in Event. The Board would, however, by virtue of such waiver be deemed to have waived the Rights Plan with respect to any other Flip-in Event. In addition, the operation of the Rights Plan may be waived where a person has inadvertently become an Acquiring Person and has reduced its beneficial ownership of Shares such that it is no longer an Acquiring Person.

Amendment of the Rights Plan

Amendments to the Rights Agreement, other than those required to correct clerical or typographical errors or to maintain the validity of the Rights Plan as a result of a change of law, will require the approval of shareholders.

Shareholder Approval

The continuation of the Rights Plan is required to be approved by a majority of the votes cast by Independent Shareholders (as defined in the Rights Plan) of the Company present in person or represented by proxy at the Meeting.  To the best of the knowledge of the Company, all shareholders of the Company as of the Record Date are Independent Shareholders within the meaning of the Rights Plan.  The text of the Rights Plan Resolution is set out below.

Resolution Approving the Rights Plan

The resolution to approve the confirmation, ratification and continuation of the Rights Plan which will be presented at the Meeting and, if deemed appropriate, adopted with or without variation is as follows:

"IT IS RESOLVED THAT:

1.

The confirmation, ratification and continuation of the shareholder rights plan of the Company containing the terms and conditions substantially set forth in the shareholder rights plan agreement between MAG Silver Corp. and Computershare Investor Services Inc. dated as of August 3, 2007, as amended and restated on March 24, 2009, is hereby approved; and

2.

Any one director or officer of the Company is authorized and directed on behalf of the Company to execute all documents and to do all such other acts and things as such director or officer may determine to be necessary or advisable to give effect to the foregoing provisions of this resolution."

If the Rights Plan is not confirmed, ratified and continued at the Meeting, then the Rights Plan and all Rights issued thereunder will cease to have any force and effect following the termination of the Meeting.

The board of directors of the Company has determined that the Rights Plan is still in the best interests of shareholders and recommends that shareholders vote FOR the resolutions approving the confirmation, ratification and continuation of the Rights Plan.  Common shares represented by proxies in favour of management will be voted FOR the continuation of the Rights Plan, unless a shareholder has specified in his or her proxy that his or her common shares are to be voted against the approval of the continuation of the Rights Plan.

STATEMENT OF EXECUTIVE COMPENSATION

A.

Named Executive Officers

For the purposes of this Information Circular, a Named Executive Officer ("NEO") of the Company means each of the following individuals:

(a)

a chief executive officer ("CEO") of the Company;

(b)

a chief financial officer ("CFO") of the Company;

(c)

each of the Company’s three most highly compensated executive officers, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of the most recently completed financial year whose total compensation was, individually, more than $150,000, as determined in accordance with subsection 1.3(6) of Form 51-102F6, for that financial year; and

(d)

each individual who would be an NEO under paragraph (c) above but for the fact that the individual was neither an executive officer of the Company, nor acting in a similar capacity, at the end of that financial year.

The Company currently has the following four NEOs: Daniel MacInnis, President and CEO; Frank Hallam, CFO; Gordon Neal, Vice President Corporate Development; and Jody Harris, Corporate Secretary.

B.

Compensation Discussion and Analysis

The Compensation Committee of the Company’s board of directors is responsible for ensuring that the Company has in place an appropriate plan for executive compensation and for making recommendations to the board with respect to the compensation of the Company’s executive officers.  The Compensation Committee ensures that total compensation paid to all NEOs is fair and reasonable and is consistent with the Company’s compensation philosophy.

Compensation plays an important role in achieving short and long-term business objectives that ultimately drive business success.  The Company’s compensation philosophy is to foster entrepreneurship at all levels of the organization by making long term equity-based incentives, through the granting of stock options, a significant component of executive compensation.  This approach is based on the assumption that the performance of the Company’s common share price over the long term is an important indicator of long term performance.

The Company’s principal goal is to create value for its shareholders.  The Company’s compensation philosophy reflects this goal, and is based on the following fundamental principles:

1.

Compensation programs align with shareholder interests – the Company aligns the goals of executives with maximizing long term shareholder value;

2.

Performance sensitive – compensation for executive officers should be linked to operating and market performance of the Company and fluctuate with the performance; and

3.

Offer market competitive compensation to attract and retain talent – the compensation program should provide market competitive pay in terms of value and structure in order to retain existing employees who are performing according to their objectives and to attract new individuals of the highest calibre.

The objectives of the compensation program in compensating all NEOs were developed based on the above-mentioned compensation philosophy and are as follows:

•

to attract and retain highly qualified executive officers;

•

to align the interests of executive officers with shareholders’ interests and with the execution of the Company business strategy;

•

to evaluate executive performance on the basis of key measurements that correlate to long-term shareholder value; and

•

to tie compensation directly to those measurements and rewards based on achieving and exceeding predetermined objectives.

Competitive Compensation

The Company is dependent on individuals with specialized skills and knowledge related to the exploration for and development of mineral prospects, corporate finance and management. Therefore, the Company seeks to attract, retain and motivate highly skilled and experienced executive officers by providing competitive aggregate compensation.  The Compensation Committee reviews compensation practices of similarly situated companies in determining compensation policy.  Although the Compensation Committee reviews each element of compensation for market competitiveness, and it may weigh a particular element more heavily based on the NEO’s role within the Company, it is primarily focused on remaining competitive in the market with respect to total compensation.

The Compensation Committee reviews data related to compensation levels and programs of various companies that are similar in size to the Company and operate within the mining exploration and development industry, prior to making its decisions.  These companies are used as the Company’s primary peer group because they have similar business characteristics or because they compete with the Company for employees and investors.  Such comparative companies include, but are not limited to, Silver Standard Resources Inc., Aurizon Mines Ltd., Endeavour Silver Corp. and Bear Creek Mining Corporation.  The Compensation Committee also relies on the experience of its members as officers and/or directors at other companies in similar lines of business as the Company in assessing compensation levels.  These other companies are identified under the heading "Disclosure of Corporate Governance Practices – Directorships" on page 34 of this Information Circular.  The purpose of this process is to:

•

understand the competitiveness of current pay levels for each executive position relative to companies with similar revenues and business characteristics;

•

identify and understand any gaps that may exist between actual compensation levels and market compensation levels; and

•

establish as a basis for developing salary adjustments and short-term and long-term incentive awards for the Compensation Committee’s approval.

Aligning the Interests of the NEOs with the Interests of the Company’s Shareholders

The Company believes that transparent, objective and easily verified corporate goals, combined with individual performance goals, play an important role in creating and maintaining an effective compensation strategy for the NEOs.  The Company’s objective is to establish benchmarks and targets for its NEOs which, if achieved, will enhance shareholder value.

A combination of fixed and variable compensation is used to motivate executives to achieve overall corporate goals.  For the 2009 financial year, the three basic components of executive officer compensation program were:

•

fixed salary;

•

annual incentives (cash bonus); and

•

option based compensation.

Fixed salary comprises a portion of the total cash-based compensation; however, annual incentives and option based compensation represent compensation that is "at risk" and thus may or may not be paid to the respective executive officer depending on: (i) whether the executive officer is able to meet or exceed his or her applicable performance targets; and (ii) market performance of the Company’s common shares.

To date, no specific formulae have been developed to assign a specific weighting to each of these components.  Instead, the board considers each performance target and the Company’s performance and assigns compensation based on this assessment and the recommendations of the Compensation Committee.

Base Salary

The Compensation Committee and the board of directors approve the salary ranges for the NEOs.  The base salary review for each NEO is based on assessment of factors such as current competitive market conditions, compensation levels within the peer group and particular skills, such as leadership ability and management effectiveness, experience, responsibility and proven or expected performance of the particular individual.  Comparative data for the Company’s peer group is also accumulated from a number of external sources including the occasional use of independent compensation consultants.  In 2008, the Company engaged independent consultants Roger Gurr & Associates to provide the Compensation Committee with comparative information on executive compensation relative to industry peers.  The Compensation Committee, using this information and other available peer group information, together with budgetary guidelines and other internally generated planning and forecasting tools, performs an annual assessment of the compensation of all executive and employee compensation levels.  The Company’s policy for determining salary for executive officers is consistent with the administration of salaries for all other employees.

During financial year ended December 31, 2009, the Company awarded a 2.5% increase in base salary, effective January 1, 2010 to each of Daniel MacInnis, Gordon Neal and Jody Harris in response to the subjective assessment of their respective performance, analysis of external market conditions and competitive needs to retain its qualified personnel.

Annual Incentives

To motivate executives to achieve short-term corporate goals, the NEOs participate in an annual incentive plan.  Awards under the annual incentive plan are made by way of cash bonuses which are based in part on the Company’s success in reaching its objectives and in part on individual performance. The Compensation Committee and the board of directors approve annual incentives.

The board of directors together with the Compensation Committee set certain individual and corporate performance objectives during the year.  In 2009, the principal individual and corporate objectives included:

•

the discovery of significant new mineralization on one or more of the Company’s properties in Mexico;

•

the successful defense of Fresbal plc’s (wholly owned by Fresnillo) announced intention to bid for all of the outstanding shares of the Company in December 2008;

•

the advancement of the Juanicipio Project in Mexico with its joint venture partner, Fresnillo;

•

completion of SOX 404 certification and receipt of a clean opinion regarding the Company’s internal controls over financial reporting from the Company’s auditors;

•

maintaining compliance with the regulatory and disclosure framework; and

•

increasing investor interest in, and analyst coverage with respect to, the Company.

The success of NEOs in achieving their individual objectives and their contribution to the Company in reaching its overall goals are factors in the determination of their annual bonus.  The Compensation Committee assesses each NEO’s performance on the basis of his or her respective contribution to the achievement of the predetermined corporate objectives, as well as to needs of the Company that arise on a day to day basis.  This assessment is used by the Compensation Committee in developing its recommendations to the board of directors with respect to the determination of annual bonuses for the NEOs.  Where the Compensation Committee cannot unanimously agree, the matter is referred to the full board for decision.  The board relies heavily on the recommendations of the Compensation Committee in granting annual incentives.

Compensation and Measurements of Performance

The board of directors approves targeted amounts of annual incentives for each NEO at the beginning of each financial year.  The targeted amounts are determined by the Compensation Committee based on market research and an assessment of compensation levels within the Company’s peer group and are then approved by the board of directors.

Achieving predetermined individual and/or corporate targets and objectives, as well as general performance in day to day corporate activities, will trigger the award of a bonus payment to the NEO.  The NEO will receive a partial or full incentive payment depending on the number of the predetermined targets met and the Compensation Committee’s and the board’s assessment of overall performance.  The determination as to whether a target has been met is ultimately made by the board and the board reserves the right to make positive or negative adjustments to any bonus payment if they consider them to be appropriate.

In 2009, each of Daniel MacInnis, Gordon Neal and Jody Harris were eligible for annual incentives of $105,000, $65,000 and $32,500, respectively.  Before paying out the annual incentives, the Compensation Committee and the board of directors considered all annual incentives carefully in light of the achieved individual and corporate targets and objectives, and determined that annual incentives to each of Daniel MacInnis, Gordon Neal and Jody Harris should be paid in full.

Cash compensation in lieu of salary in the amount of $100,000 was paid to CFO Frank Hallam in 2009.  Mr. Hallam is also the CFO of Platinum Group Metals Ltd.  In 2009, the Company paid $135,751 to Platinum Group Metals Ltd. for administrative and accounting services.  This amount did not reflect the work and personal responsibilities undertaken by Mr. Hallam in his capacity as CFO of the Company and as a result, Mr. Hallam was compensated by way of cash compensation in lieu of salary as described above.  The amount of Mr. Hallam’s compensation was determined by the Compensation Committee based on factors including, but not limited to, performance, cost savings compared to hiring a full time CFO and a reasonable level of compensation for Mr. Hallam given the level of professional responsibility associated with the position of CFO of the Company.  For periods during which Mr. Hallam serves as CFO the Company intends to continue compensating Mr. Hallam on a similar basis.

Long Term Compensation

The Company has a broadly-based employee stock option plan.  The plan is designed to encourage share ownership and entrepreneurship on the part of the senior management and other employees.  The Compensation Committee believes that the plan aligns the interests of the NEOs with shareholders by linking a component of executive compensation to the longer term performance of the Company’s common shares.

Since 2008, the Compensation Committee has adopted a methodology pursuant to which it bases its recommendations to the board of directors with respect to the grant of incentive stock options.  At the direction of the Compensation Committee, an "option matrix" was created whereby option grants to NEOs, directors and employees are determined according to an overall personal ceiling or "eligible total" based on each individual’s position, level of responsibility (including committee responsibilities in the case of directors), time commitment (in the case of directors and part time employees) and the tenure of the optionee.  In determining eligible totals, the Compensation Committee also considered levels of option grants for similar positions within the Company’s peer group.  Options are scheduled for grant semi-annually, in late June and late December, subject to the imposition of trading black-out periods, in which case options scheduled for grant will be granted subsequent to the end of the black-out period.  From time to time the Compensation Committee may adjust the incentive options granted to any individual or group as they see fit and they may also adjust the criteria upon which the option matrix functions.

Under this methodology, the maximum number of options that may be granted at any one grant to an optionee is 25% of the optionee’s remaining eligible total then available for grant, until such time as 100% of the eligible total is reached, after which no further options are available to such optionee until six months after the exercise or expiry of an option which reduces the optionee’s granted option position below his or her total eligible total.

The following table sets out the eligible total option level and remaining eligible grant for each NEO and director as at the date of this Information Circular:

Name	Position(s)	Eligible Total	Remaining Eligible Total
Daniel MacInnis	CEO, Director	695,000	268,652
Frank Hallam	CFO	595,000	154,281
Gordon Neal	V.P. Corp Dev	450,000	104,650
Jody Harris	Corp. Sec.	150,000	37,656
Jonathan Rubenstein	Non-Exec. Chair., Director	310,000	Nil
R. Michael Jones	Director	320,000	135,566
Eric Carlson	Director	300,000	94,804
Derek White	Director	295,000	Nil
Peter Megaw	Director	240,000	24,609
Richard Colterjohn	Director	255,000	Nil

The implementation of the option matrix was intended to eliminate the subjective elements related to the timing and level of option grants.  The option matrix serves to eliminate the possible perception that the timing of option grants is in any way tied to the level at which the Company’s common shares are trading or that the level of any individual’s option grant is overly influenced by members of management or the board of directors.

All options granted during 2009 were recommended by the Compensation Committee based on the option matrix methodology.  In monitoring or adjusting the option matrix, the Compensation Committee takes into account the level of options granted by comparable companies for similar levels of responsibility and considers each NEO or employee based on reports received from management, its own observations on individual performance (where possible) and its assessment of individual contribution to shareholder value and the objectives set for the NEOs.  The scale of options is generally commensurate to the appropriate level of base compensation for each level of responsibility.

In addition to determining the number of options to be granted pursuant to the methodology outlined above, the Compensation Committee also makes the following determinations:

•

the NEOs and others who are entitled to participate in the stock option plan;

•

the initial option grants made to new NEOs and eligible others upon commencement of their employment and/or appointment with the Company;

•

the exercise price for each stock option granted, subject to the provision that the exercise price cannot be lower than the market price on the date of grant;

•

the date on which each option is granted;

•

the vesting period for each stock option; and

•

the other material terms and conditions of each stock option grant.

The Compensation Committee makes these determinations subject to and in accordance with the provisions of the employee stock option plan.  Twice yearly, the board of directors conducts meetings in which it reviews and approves grants of options as recommended by the Compensation Committee under the above option matrix methodology.

Due to the inability of the Company to grant options during long trading black-out periods imposed by the Company, and precipitated by the possibility of a hostile bid for the Company, each of the NEOs and directors entered into an option compensation agreement with the Company in 2008.  Under the terms of the agreement, if he or she has not been granted the number of options equal to a targeted amount that would have been granted to January 1, 2010 (as specified in the option compensation agreement and based upon the option matrix methodology described above) from the date of the agreement to the date of a change of control, and if, within three months of a change of control, he or she is terminated other than for cause, permanent disability, death or retirement or voluntarily resigns from his or her employment, he or she will be entitled to receive within 10 days of the date of termination, a payment of $2.50 multiplied by the excess, if any, of the targeted number of options at the time of the change of control as specified in the option compensation agreement over the actual number of options granted since the date of the option compensation agreement.  If the NEO or director receives option grants that are equal to or greater than the target option number, the entitlement to the cash amount referred to above shall cease.

The table below sets out the targeted number of options for each of the NEOs.  The target option number increases every six months to reflect additional option grants to which the NEO would be eligible over time.  If the NEO has been granted options that are equal to or in excess of the target option number, the payment referred to above ceases to be payable.

Name	Target Option Number (Jan. 1, 2009 – June 30, 2009)	Target Option Number (July 1, 2009 – Dec. 31, 2009)	Target Option Number (On or after Jan. 1, 2010)	Balance of un-granted Target Option Number at May 21, 2010
Daniel MacInnis	26,250	39,375	52,500	18,652
Frank Hallam	123,594	185,390	247,187	54,282
Gordon Neal	103,141	154,711	206,281	80,649
Jody Harris	11,250	16,875	22,500	Nil

The amount of $2.50 per option provided for in the option compensation agreements was considered by the Compensation Committee and the board of directors to be a reasonable proxy for the value of an option.  The purpose of these provisions is to ensure that the Company’s key employees are not deprived of an important component of their compensation as a result of the inability of the Company to grant options as a result of a black-out period followed by a change of control of the Company.

See the discussion below under "Change of Control/Change of Responsibilities" for more details.

Performance Graph

The following graph compares the cumulative shareholder return on a $100 investment in common shares of the Company to the cumulative shareholder return of the S&P/TSX 300 Index for the five-year period ended December 31, 2009.

Comparison of Cumulative Total Return (1)

	December 31, 2004	December 31, 2005	December 31, 2006	December 31, 2007	December 31, 2008	December 31, 2009
MAG Silver Corp.	100.00	140.65	616.92	1434.63	530.59	611.10
S&P/TSX 300 Index	100.00	123.99	141.99	152.16	98.86	129.21

(1)

Assuming an investment of $100 on December 31, 2004.

From January 1, 2005 to December 31, 2009, the share price of the Company increased by 511.10%, compared to an increase in the S&P/TSX 300 Index of 29.21% during the corresponding period.  During the same period, the aggregate compensation of the individuals acting as the CEO and CFO (the only NEOs at the beginning of the period) increased by 97%, and the aggregate compensation for all NEOs increased by 259%.  The increase in aggregate compensation for all NEOs over the five-year period can be attributed to several factors, including: the ongoing growth and development of the Company, the increase in the number of NEOs from two to four, an increase in company staffing levels, and the high worldwide demand for mining executives leading to an increased need to provide a competitive salary and bonus structure to attract qualified personnel.

D.

Summary Compensation Table

The following table contains a summary of the compensation paid to the NEOs of the Company during the three most recently completed financial years.

NEO Name and Principal Position	Year	Salary ($)	Option-based awards(1)(2)(9) ($)	Non-Equity incentive plan compensation ($) Annual incentive plans	All other compensa-tion ($)	Total compensation (Salary, Bonus and Option-based awards, including in and out-of-the-money) (4) ($)	Total compensation (not including the value of any Option-based awards) ($)
(a)	(b)	(c)	(e)	(f1)	(h)	(i)	(j)
Daniel MacInnis Chief Executive Officer	2009	227,616	78,964	105,000	Nil	411,580	332,616
	2008	298,862(4)	176,658	80,000	Nil	555,520	378,862
	2007	154,128	Nil	50,000	Nil	204,128	204,128
Frank Hallam Chief Financial Officer	2009	100,000(5)	333,319	Nil	Nil	433,319	100,000
	2008	65,000(5)	715,428	50,000(8)	Nil	830,428	115,000
	2007	Nil	Nil	Nil	Nil	Nil	Nil
Gordon Neal VP Corporate Development	2009	136,243	293,873	65,000	Nil	495,116	201,243
	2008	192,509(6)	238,802	50,000	Nil	421,311	182,509
	2007	123,840	Nil	40,000	Nil	163,840	163,840
Jody Harris Corporate Secretary(3)	2009	93,475	74,473	32,500	Nil	200,448	125,975
	2008	98,418(7)	95,283	10,000	Nil	203,701	108,418
	2007	71,591	240,882	3,000	Nil	315,473	74,591

(1)

The "grant date fair value" has been determined by using the Black-Scholes-Merton model.  This value is the same as the fair value established in accordance with generally accepted accounting principles and was determined using the following assumptions: share price volatility on the grant date taking into account the expected life of the grant of three years based on historical life expectancies, an assumption that no dividends are to be paid and a risk-free interest rate determined by the Bank of Canada for the grant date.   The Black-Scholes-Merton model is the industry standard and accordingly is useful for comparative purposes.  See discussion below.

(2)

All options shown were granted with an exercise price equal to the market price of the Company’s common shares on the date of grant or with an exercise price fixed at a 5% premium to such market price.  Accordingly, the values shown for these options are not in-the-money value at the time of grant, but the theoretical value of the options at that time based on the Black-Scholes-Merton option pricing formula.  Notwithstanding the theoretical value of these options, many of them had a nil in-the-money-value on December 31, 2009.  Please see the table under "Incentive Plan Awards" for the in-the money value of these options on December 31, 2009.

(3)

Ms Harris’ employment with the Company commenced on March 26, 2007.

(4)

This amount includes an annual incentive amount of $80,000 related to 2007, which was not recognized, accrued or paid out until 2008.

(5)

Compensation in lieu of salary paid to CFO Frank Hallam.

(6)

This amount includes an annual incentive amount of $60,000 related to 2007, which was not recognized, accrued or paid out until 2008.

(7)

This amount includes an annual incentive amount of $8,538 related to 2007, which was not recognized, accrued or paid out until 2008.

(8)

This amount represents an annual incentive related to 2007, which was not recognized, accrued or paid out until 2008.  Mr. Hallam was not paid an annual incentive in 2008.

(9)

The December 2008 scheduled option grant was deferred to April 2009 due to the imposition of a trading blackout from December 2008 to April 2009.  As a result, there were three option grants in 2009.

The Company has calculated the "grant date fair value" amounts in column (e) using the Black-Scholes-Merton model, a mathematical valuation model that ascribes a value to a stock option based on a number of factors in valuing the option-based awards, including the exercise price of the option, the price of the underlying security on the date the option was granted, and assumptions with respect to the volatility of the price of the underlying security and the risk-free rate of return.

Calculating the value of stock options using this methodology is very different from a simple "in-the-money" value calculation.  In fact, stock options that are well out-of-the-money can still have a significant "grant date fair value" based on a Black-Scholes-Merton valuation, especially where, as in the case of the Company, the price of the share underlying the option is highly volatile.  Accordingly, caution must be exercised in comparing grant date fair value amounts with cash compensation or an in-the-money option value calculation.  The same caution applies to the total compensation amounts in column (i) above, which are based in part the grant date fair value amounts set out in column (e) above.  The total compensation listed in column (j) above has been included to reflect the total compensation of each NEO not including the value of any option-based awards.  The value of the in-the-money options currently held by each NEO (based on share price less option exercise price) is set forth in column (e) of the "Outstanding Option-Based Awards" table below.

E.

Incentive Plan Awards

Outstanding Option-Based Awards

The following table sets out for each NEO, the incentive stock options (option-based awards) outstanding as at December 31, 2009.  These incentive stock options either vested at the time of grant or were fully vested during the year ended December 31, 2009.  The closing price of the Company’s shares on the TSX on December 31, 2009 was $6.30.

Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Options expiration date (m/d/y)	Value of unexercised in-the-money options ($)
(a)	(b)	(c)	(d)	(e)
Daniel MacInnis	60,000	1.00	12/1/2010	318,000
	210,000	1.06	2/1/2010	1,100,400
	100,000	3.00	2/6/2011	330,000
	90,000	2.46	7/19/2011	345,600
	100,000	5.36	12/14/2011	94,000
	25,000	12.91	2/12/2013	Nil
	17,500	10.01	6/30/2013	Nil
	13,125	5.54	4/22/2014	9,975
	12,344	5.32	6/23/2014	12,097
	8,379	6.32	12/15/2014	Nil
Total				2,210,072
Frank Hallam	82,500	3.00	2/6/2011	272,250
	75,000	5.36	12/14/2011	70,500
	98,750	12.91	2/12/2013	Nil
	74,063	10.01	6/30/2013	Nil
	61,797	5.54	4/22/2014	46,966
	46,348	5.32	6/23/2014	45,421
	34,761	6.32	12/15/2014	Nil
Total				435,137
Gordon Neal	55,000	3.00	2/6/2011	181,500
	37,000	2.46	7/19/2011	142,080
	75,000	5.36	12/14/2011	70,500
	29,250	12.91	2/12/2013	Nil
	29,469	10.01	6/30/2013	Nil
	51,570	5.54	4/22/2014	39,193
	41,178	5.32	6/23/2014	40,354
	32,883	6.32	12/15/2014	Nil
Total				473,627
Jody Harris	45,000	9.40	3/26/2012	Nil
	15,000	12.91	2/12/2013	Nil
	7,500	10.01	6/30/2013	Nil
	5,625	5.54	4/22/2014	4,275
	4,219	5.32	6/23/2014	4,135
	20,000	6.32	12/15/2014	Nil
Total				8,410

Value Vested or Earned During the Year

The following table sets forth, for each NEO, the value of all incentive plan awards issued during the year ended December 31, 2009.

Name (a)	Option-based awards – Value vested during the year ($) (b)	Non-equity incentive plan compensation – Value earned during the year ($) (d)
Daniel MacInnis	22,072	105,000
Frank Hallam	92,387	Nil
Gord Neal	79,547	65,000
Jody Harris	8,410	32,500

Options granted in 2009 to the NEOs vested at the time of grant.  The exercise price of options at the time of grant is set at or above the market price of the Company’s common shares on the grant date.  Accordingly, the in-the-money value of these incentive stock option grants at the time of vesting is nil.

F.

Employment Agreements

Each of Daniel MacInnis, Gordon Neal, and Jody Harris has entered into an employment agreement with the Company (collectively, the "Employment Agreements"), which agreements were amended and restated on October 17, 2008.

In addition to his appointment by the board of directors as the CFO of the Company, Mr. Hallam is also the CFO of Platinum Group Metals Ltd.  Mr. Hallam is not engaged with the Company by way of a formal employment or consulting agreement.  In 2009, the company paid $135,777 to Platinum Group Metals Ltd. for administrative and accounting services.  This amount did not reflect the work and personal responsibilities undertaken by Mr. Hallam in his capacity as CFO of the Company and, as a result, Mr. Hallam was compensated by the Company by way of discretionary cash compensation in lieu of salary.  The amount of Mr. Hallam’s compensation was determined by the Compensation Committee based on factors including, but not limited to, performance, cost savings compared to hiring a full time CFO and a reasonable level of compensation for Mr. Hallam given the level of professional responsibility associated with the position of CFO of the Company.  For periods during which Mr. Hallam serves as CFO the Company intends to continue compensating Mr. Hallam on a similar basis.

The Employment Agreements prescribe the terms of respective employment for each of Messrs. MacInnis and Neal and Ms. Harris and set out their base salary and eligibility for incentive based awards (annual discretionary bonus and stock options).  The annual salary of each of Messrs. MacInnis and Neal and Ms. Harris and annual compensation in the case of Mr. Hallam are reviewed annually in the manner described in the Compensation Discussion and Analysis above.  The payment of bonuses and the granting of stock options, is at the discretion of the board of directors, but is determined in accordance with the methodology described in the Compensation Discussion and Analysis above.

The Employment Agreements of each of Mr. MacInnis, Mr. Neal and Ms. Harris may be terminated by the Company for cause at any time by notice in writing without giving reasonable notice or compensation in lieu of notice as described below under the heading "Termination and Change of Control Benefits". Each of Mr. MacInnis, Mr. Neal and Ms Harris may terminate their respective employment with the Company at any time by giving 60 days’ written notice; however, upon receipt of such notice, the Company may elect to terminate their respective employment at any time during the notice period.  As discussed under the heading "Termination and Change of Control Benefits" below, each of Mr. MacInnis, Mr. Neal and Ms. Harris have certain entitlements in the event of a Change of Control (as defined below) of the Company.  Mr. Hallam has entered into a Change of Control Compensation Agreement with the Company dated October 17, 2008 (the "Hallam Compensation Agreement") as described below under the heading "Termination and Change of Control Benefits", whereby Mr. Hallam will become entitled to certain benefits should his employment be terminated within three months of a Change of Control of the Company.

G.

Pension Plan Benefits

The Company does not have a pension plan or a deferred compensation plan.

H.

Termination and Change of Control Benefits

Pursuant to the agreements referred to herein entered into by the Company with each NEO, the Company is required to make certain payments upon termination (whether voluntary, involuntary, or constructive), resignation, retirement, change of control or a change in the NEOs responsibilities, as applicable.  An estimate of the amount of these payments assuming that the triggering event giving rise to such payments occurred on December 31, 2009 is set out in the table below and is more fully described in the section that follows.

	Triggering Event
NEO	Resignation or Retirement	Termination Without Cause	Change of Control(1)
Daniel MacInnis	105,000	163,327	676,614
Frank Hallam	–	–	235,705
Gordon Neal	65,000	100,314	407,877
Jody Harris	32,500	56,453	128,312

(1)

Includes possible Option Compensation amounts payable upon a change of control as described below in this section.

Resignation or Retirement

Mr. MacInnis, Mr. Neal and Ms. Harris are entitled to resign at any time by giving the Company at least 60 days’ prior notice (which the Company may shorten or waive entirely).  In the event a NEO resigns, the Company is required to pay a lump sum payment equal to: (a) his or her unpaid annual base salary and vacation pay to and including the last day of the notice period; and (b) an amount equal to the annual bonus paid to such person in respect of the most recently completed fiscal year preceding the date of termination for which a bonus was paid multiplied by a fraction, the numerator of which is the number of days between the first day of the fiscal year in which the NEO resigns and the date of termination and the denominator of which is 365.  This payment is required to be made within ten days of the date of the termination of employment.  The resigning NEO is also entitled to receive his or her benefits to the last day of the notice period.

In the event that Mr. MacInnis, Mr. Neal or Ms. Harris either retire or die, the retiring or deceased NEO, as applicable, or the named beneficiary, is entitled to receive an amount equal to such NEO’s unpaid annual base salary and vacation pay to the date of termination of employment plus an amount determined by the Company’s board of directors, in its sole discretion, having regard for the amount of bonus such NEO would reasonably be expected to have earned for that year to the date of termination of employment.

Termination With or Without Cause

Upon termination of Mr. MacInnis’, Mr. Neal’s or Ms. Harris’ employment for cause, the Company is not required to make any payments to such NEO, other than for his or her annual base salary, benefits and vacation pay earned up to the date of termination.  Upon termination without cause, the Company is required to pay to such NEO a lump sum payment equal to the sum of: (a) his or her unpaid annual base salary and vacation pay to the date of termination; (b) an amount equal to the annual bonus paid to such NEO in respect of the most recently completed fiscal year preceding the date of termination for which a bonus was paid multiplied by a fraction, the numerator of which is the number of days between the first day of the fiscal year in which such NEO is terminated and the date of termination and the denominator of which is 365; and (c) three months of his or her annual base salary.  The Company is required to make this payment within ten days of the termination of employment.  Additionally, the NEO must continue to receive the benefits he or she was entitled to immediately prior to the date of termination for the period equal to the lesser of three months or such time as the NEO obtains comparable benefits from another source.

Change of Control/ Change of Responsibilities

The Company recognizes the valuable services that the NEOs provide to the Company and the importance of the continued focus of the NEOs in the event of a possible Change of Control (as defined below).  Because a Change of Control could give rise to the possibility that the employment of an NEO would be terminated without cause or adversely modified, the board of directors of the Company determined that it would be in the best interests of the Company to ensure that any distraction or anxiety associated with a possible Change of Control be alleviated by ensuring that, in the event of a Change of Control, each NEO would have the following guaranteed rights.

For purposes of this section, a "Change of Control" includes the acquisition by a person of 50% or more of the common shares of the Company; certain transactions (e.g., reorganization, merger, amalgamation, plan of arrangement, consolidation or sale of all or substantially all of the Company’s assets) that result in a person owning more than 50% of the common shares of the Company or the reorganized entity; a shareholder approved liquidation or dissolution of the Company; and the individuals comprising the board of directors ceasing to constitute at least a majority of the Company’s board (provided, however, that any subsequent directors whose election is approved by a vote of at least two-thirds of the directors then comprising the incumbent board shall be considered as though such individuals were members of the incumbent board unless assumptions of office occurred as a result of a proxy contest).

In the event that Mr. MacInnis’, Mr. Neal’s or Ms Harris’ employment is terminated by the Company within three months of a Change of Control of the Company (other than for cause, permanent disability, death or retirement) or is terminated by any one of Mr. MacInnis, Mr. Neal or Ms. Harris within three months of a Change of Control of the Company, the Company must pay that NEO any unpaid annual base salary for the period to and including the date of termination and an amount equal to the lesser of:  (a) two times the sum of the annual base salary of that fiscal year for Mr. MacInnis, or one times the sum of the annual base salary of that fiscal year for Mr. Neal or Ms. Harris, plus the greater of (i) the annual bonus paid to such NEO for the most recently completed fiscal year and (ii) an amount equal to the annual bonus paid to such NEO in respect of the fiscal year completed immediately prior to the fiscal year in which the Change of Control occurred (collectively, the "Cash Compensation Amount"); and (b) an amount equal to the result obtained when the Cash Compensation Amount is multiplied by a fraction, the numerator of which is the number of days between the date of termination and the employee’s normal retirement date (which means the date employees are required to retire in accordance with the Company’s practices and policies, and in the absence of such policy, shall mean the date at which the employee attains the age of 65) and the denominator which is 365.

In the event that Mr. Hallam’s role as CFO is terminated by the Company within three months of a Change of Control of the Company (other than for cause, disability, death or retirement) or is terminated by Mr. Hallam within three months of a Change of Control of the Company, the Company is required to pay Mr. Hallam an amount of $100,000 within ten days of the termination.

Each of Mr. MacInnis, Mr. Hallam, Mr. Neal and Ms. Harris is entitled, following a Change of Control and termination, to have any options, rights, warrants or other entitlements for the purchase or acquisition of securities in the capital of the Company that he or she holds become immediately fully vested on the date of termination and any unexercised portion of such options or other securities will thereafter be exercisable by him or her for up to 90 days after the date of termination.  These NEOs will also be entitled to ongoing benefits until the earlier of three months after the date of termination, the NEOs normal retirement date and the NEOs commencement of full time employment with a new employer.

As noted above, the Company entered into option compensation agreements with its NEOs in 2008 pursuant to which it will compensate its NEOs in the absence of its ability to grant options during a long Company-imposed trading black-out period.  The board of directors established a target option number for each NEO, which number was then increased every six months until January 1, 2010, to reflect subsequent option grants to which the NEO would be entitled under the option matrix methodology described above.  If there is a Change of Control prior to the grant of the target option amounts, and if, within three months of the Change of Control, an NEO is terminated other than for cause, permanent disability, death or retirement or resigns voluntarily, the terminated NEO is entitled to a payment, upon the Change of Control, equal to $2.50 multiplied by the difference between the target option number applicable at the time of the change of control and the number of options actually granted since the date of the option compensation agreement.  If the NEO receives option grants that are equal to or greater than the target option number, the entitlement to the cash amount referred to above shall cease. For more information, see the section entitled "Compensation Discussion and Analysis – Long Term Compensation" above.

I.

Director Compensation

The following table describes director compensating for non-executive directors for the year ended December 31, 2009.

Name(1)	Fees earned ($)	Option-based awards(2)(3) ($)	All other compensation ($)	Total compensation (Salary, Bonus and Option-based awards, including in and out-of-the-money) ($)	Total compensation (not including the value of any Option-based awards) ($)
(a)	(b)	(d)	(g)	(h)	(i)
Jonathan Rubenstein	55,250	93,805	Nil	149,055	55,250
R. Michael Jones	58,000	78,844	Nil	136,844	58,000
Eric Carlson	40,000	98,141	Nil	138,141	40,000
Peter Megaw	19,500	71,154	Nil	90,654	19,500
Derek White	51,000	91,296	Nil	142,296	51,000
Richard Colterjohn	35,000	57,121	Nil	92,121	35,000

(1)

The table outlines the compensation paid for board and committee retainer fees, meeting fees and per diem fees as per the schedule below.  Committee positions for each director are outlined on pages 6 and 7 of this Information Circular.

(2)

The "grant date fair value" has been determined by using the Black-Scholes-Merton model.  This value is the same as the fair value established in accordance with generally accepted accounting principles and was determined using the following assumptions: share price volatility on the grant date taking into account the expected life of the grant of three years based on historical life expectancies, an assumption that no dividends are to be paid and a risk-free interest rate determined by the Bank of Canada for the grant date.  The Black-Scholes-Merton model is the industry standard and accordingly is useful for comparative purposes.  See discussion below.

(3)

All options shown were granted with an exercise price equal to the market price of the Company’s common shares on the date of grant or with an exercise price fixed at a 5% premium to such market price.  Accordingly, the values shown for these options are not in-the-money value at the time of grant, but the theoretical value of the options at that time based on the Black-Scholes-Merton option pricing formula.  Notwithstanding the theoretical value of these options, many of them had a nil in-the-money-value on December 31, 2009.  Please see the table under "Share Based Awards, option-based Awards and Non-Equity Plan Compensation" for the in-the money value of these options on December 31, 2009.

(4)

Daniel MacInnis was an NEO in the 2009 financial year and did not receive compensation as a director of the Company.  Accordingly, the compensation details for Mr. MacInnis have been excluded from this table. All such information is included in the Named Executive Officer compensation able set out above under the heading "Summary Compensation Table."

The Company has calculated the "grant date fair value" amounts in column (d) using the Black-Scholes-Merton model, a mathematical valuation model that ascribes a value to a stock option based on a number of factors in valuing the option-based awards, including the exercise price of the option, the price of the underlying security on the date the option was granted, and assumptions with respect to the volatility of the price of the underlying security and the risk-free rate of return.

Calculating the value of stock options using this methodology is very different from a simple "in-the-money" value calculation.  In fact, stock options that are well out-of-the-money can still have a significant "grant date fair value" based on a Black-Scholes-Merton valuation.  Accordingly, caution must be exercised in comparing grant date fair value amounts with cash compensation or an in-the-money option value calculation.  The same caution applies to the total compensation amounts in column (h) above, which are based in part the grant date fair value amounts set out in column (d) above.  The total compensation listed in column (i) above has been included to reflect the total compensation of each director not including the value of any option-based awards.  The value of the in-the-money options currently held by each director (based on share price less option exercise price) is set forth in column (e) of the "Outstanding Option-Based Awards" table below.

Option-based Awards to Directors

The following table sets out for each independent director the incentive stock options (option-based awards) outstanding as of December 31, 2009.  These incentive stock options vested at the time of grant.  The closing price of the Company’s shares on the TSX on December 31, 2009 was $6.30.

Name(1)	Option-based Awards
	Number of securities underlying unexercised options (#)	Option exercise price ($)	Options expiration date (m/d/y)	Value of unexercised in-the-money options ($)
(a)	(b)	(c)	(d)	(e)
Jonathan Rubenstein	200,000	8.80	2/23/2012	Nil
	15,000	12.91	2/12/2013	Nil
	21,250	10.01	6/30/2013	Nil
	15,938	5.54	4/22/2014	12,113
	16,953	5.32	6/23/2014	16,614
	7,715	6.32	12/15/2014	Nil
Total				28,727
	100,000	1.06	1/24/2010	524,000
R. Michael Jones	75,000	3.00	2/6/2011	247,500
	50,000	5.36	12/14/2011	47,000
	10,000	12.91	2/12/2013	Nil
	16,250	10.01	6/30/2013	Nil
	12,188	5.54	4/22/2014	9,263
	9,141	5.32	6/23/2014	8,958
	11,855	6.32	12/15/2014	Nil
Total				836,721

Name(1)	Option-based Awards
	Number of securities underlying unexercised options (#)	Option exercise price ($)	Options expiration date (m/d/y)	Value of unexercised in-the-money options ($)
(a)	(b)	(c)	(d)	(e)
	75,000	1.06	1/12/2010	393,000
Eric Carlson	75,000	3.00	2/6/2011	247,500
	50,000	5.36	12/14/2011	47,000
	10,000	12.91	2/12/2013	Nil
	27,500	10.01	6/30/2013	Nil
	20,625	5.54	4/22/2014	15,675
	15,469	5.32	6/23/2014	15,160
	6,602	6.32	12/15/2014	Nil
Total				718,335
Peter Megaw	100,000	3.00	2/6/2011	330,000
	50,000	5.36	12/14/2011	47,000
	20,000	12.91	2/12/2013	Nil
	15,000	10.01	6/30/2013	Nil
	11,250	5.54	4/22/2014	8,550
	10,938	5.32	6/23/2014	10,719
	8,203	6.32	12/15/2014	Nil
Total				396,269
Derek White	200,000	14.15	10/15/2012	Nil
	7,500	12.91	2/12/2013	Nil
	4,375	10.01	6/30/2013	Nil
	13,281	5.54	4/22/2014	10,094
	9,961	5.32	6/23/2014	9,762
	14,971	6.32	12/15/2014	Nil
Total				19,856
Richard Colterjohn	200,000	14.15	10/15/2012	Nil
	7,500	12.91	2/12/2013	Nil
	9,375	5.54	4/22/2014	7,125
	7,031	5.32	6/23/2014	6,890
	7,774	6.32	12/15/2014	Nil
Total				14,015

Director – Change of Control

Each director of the Company is a party to an option compensation agreement ("Option Compensation Agreement") between the director and the Company, pursuant to which, if the director resigns or is replaced as a director of the Company at any time within the six months following a Change of Control of the Company, any options, rights, warrants or other entitlements for the purchase or acquisition of securities in the capital of the Company (collectively, the "Director Options") become immediately fully vested and any unexercised portion of such Director Options will thereafter become exercisable by the director, regardless of whether such Director Options are then exercisable.

In addition, as described above under "Compensation Discussion and Analysis – Long Term Compensation", the Company has established a mechanism pursuant to which it compensates its directors in the absence of its ability to grant options during a self-imposed black-out period.  Pursuant to this mechanism, the target option numbers have been established for each director based upon activity level with the Company and appointments to committees or special engagements for the board, which number is increased over time to reflect subsequent option grants to which the director would be entitled.  The number of target options for each of the non-executive directors is set out in the table below.

Name	Target Option Number (Jan. 1, 2009 – June 30, 2009)	Target Option Number (July 1, 2009 – Dec. 31, 2009)	Target Option Number (On or after Jan. 1, 2010)	Balance of un-granted Target Option Number at May 21, 2010
Jonathan Rubenstein	31,875	47,813	63,750	Nil
Richard Colterjohn	18,750	28,125	37,500	Nil
Derek White	26,562	39,844	53,125	Nil
Eric Carlson	41,250	61,875	82,500	39,804
Peter Megaw	22,500	33,750	45,000	14,609
R. Michael Jones	24,375	36,563	48,750	15,568

Under the terms of option compensation agreements executed in 2008, if there is a Change of Control prior to the grant of the target option amounts prescribed above, and if, at any time within the three months following a Change of Control of the Company, the director resigns or is replaced as a director of the Company, the director is entitled to a payment, upon the Change of Control, equal to $2.50 multiplied by the difference between the target option number applicable at the time of the change of control and the number of options actually granted subsequent to the date of the option compensation agreement.

Schedule of Director Fees

The fees payable to the directors of the Company are for their service as directors and as members of committees of the board of directors as follows:

Board or Committee Name	Annual Retainer ($)	Meeting Stipend ($)	Per diem fees ($)
Board of Directors	10,000	1,000 per meeting	Nil
Audit Committee	5,000 (chairman) 1,000 (member)	1,000 per meeting	Nil
Compensation Committee	2,500 (chairman) 1,000 (member)	1,000 per meeting	Nil
Governance & Nomination committee	2,500 (chairman) 1,000 (member)	1,000 per meeting	Nil
Special Committee	20,000 (chairman) 15,000 (member)	1,000 per meeting	1,000/day
Independent Committee	15,000 (member)(1)	1,000 per meeting	1,000/day

(1)

Due to the overlap between the Special Committee and the Independent Committee, only a single retainer was paid to members of both Committees.  Accordingly, when the Independent Committee was established, retainer fees were paid only to Richard Colterjohn.  Derek White was paid an additional $5,000 to reflect his position as Chairman of the Independent Committee.

Value Vested or Earned During the Year

Options granted to the independent directors of the Company vest at the time of grant.  Because the exercise price of options at the time of grant is set at or above the market price of the Company’s common shares on the grant date, the value of these incentive stock option grants at the time of vesting is nil.

SECURITIES AUTHORIZED FOR ISSUANCE
UNDER EQUITY COMPENSATION PLANS

Equity Compensation Plan Information

The following table sets forth details of the Company’s compensation plan under which equity securities of the Company are authorized for issuance at the end of the Company’s most recently completed financial year:

	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Plan Category	(a)	(b)	(c)
Equity compensation plans approved by securityholders(1)	3,881,341	$6.53	933,712
Equity compensation plans not approved by securityholders	N/A	N/A	N/A
Total	3,881,341		933,712

(1)

Effective March 24, 2009, the shareholders of the Company approved the Amended and Restated Stock Option Plan authorizing a fixed number of options available to be granted to purchase up to 4,921,056 common shares.

Amended and Restated Stock Option Plan

The Company’s Stock Option Plan provides that options ("Options") to purchase common shares ("Shares") may be granted to any employee, officer, director or consultant of the Company or a subsidiary of the Company (each, an "Eligible Person"). The Compensation Committee (in this section, the "Committee") has the authority to administer the Stock Option Plan and to determine, among other things, the vesting period and the exercise period (subject to a maximum term of five years from the date of grant and the Committee’s discretion in the event that it accelerates vesting for any reason). The board has the ability to revoke any of the powers conferred on the Committee under the Stock Option Plan.  Where the board has revoked any of the powers conferred on the Compensation Committee under the Stock Option Plan, any reference to the "Committee" in this section of the Information Circular refers to the board and/or such other committee of the board to which all or any of the powers of the board under the Stock Option Plan have been delegated.

Under the Stock Option Plan, the number of common shares available for purchase pursuant to Options will not exceed 4,921,056 Shares, representing 9.0% of the issued and outstanding common shares of the Company as of the date of this Circular. The maximum number of Options which may be granted to U.S. persons in accordance with Section 422 of the U.S. Internal Revenue Code of 1986, as amended, is limited to 700,000.

No Options will be granted under the Stock Option Plan if, together with any other share compensation arrangement established or maintained by the Company, such grant of Options could result, at any time, in the aggregate number of Shares (i) issued to insiders within any one-year period and (ii) issuable to insiders at any time, exceeding 10% of the issued and outstanding Shares.

As a junior mineral company that is still in the exploration stage, the Company does not have a large number of employees and relies extensively on the input and expertise of its non-employee directors. In its efforts to attract and retain experienced directors, the Company chooses to compensate directors partly with incentive stock options, thereby conserving its cash resources and, equally importantly, aligning the directors’ incentives with the interests of the Company’s shareholders by providing them with the opportunity to participate in the upside that results from their contribution. While other larger and/or established operating companies may place limitations on non-employee director compensation to a maximum amount per director per year in order to satisfy external policies and proxy voting guidelines, the Company believes that some methodologies used to quantify the value of options at the time of the grant (using an option pricing model that values options based on a theoretical value at the time of grant) are not suited to calculating such a limit in the case of the Company. Because such methodologies typically incorporate stock volatility into the calculation of option value, the volatility of the Company’s stock (compared with more established operating companies) can significantly inflate option value. The result is that an option grant in a given year could be valued at well in excess of the proposed limits discussed above even if the option is out-of-the money on the date of grant.

While the Company does not object to the principle of limiting non-employee director compensation, the Company believes that it is not currently at the right stage of its development to impose such limitations based on external, generalized criteria. Accordingly, the Company intends to continue to evaluate option grants on a case-by-case basis, making grants based on the contribution of the directors and having regard to the levels of compensation offered by companies in analogous stages of development.

Options may be granted from time to time by the Committee at an exercise price equal to the "Market Price" of the Shares at the time the Option is granted. "Market Price" means:

(a)

if the Shares are listed on one organized trading facility, the closing trading price of the Shares on the business day immediately preceding the grant date,

(b)

if the Shares are listed on more than one organized trading facility, the market price as determined in accordance with (a) above for the primary organized trading facility on which the Shares are listed, as determined by the Committee, subject to any adjustments as may be required to secure all necessary regulatory approvals,

(c)

if the Shares did not trade on the business day prior to the grant date, the average of the bid and ask prices in respect of such Shares at the close of trading on such date on the primary organized trading facility on which the Shares are listed, and

(d)

if the Shares are not listed for trading on a stock exchange or over the counter market, a price which is determined by the Committee to be the fair value of the Shares, taking into consideration all factors that the Committee deems appropriate, including, without limitation, recent sale and offer prices of the Shares in private transactions negotiated at arms’ length. The Market Price will in no event be less then the minimum prescribed by each of the organized trading facilities that would apply to the Company on the grant date in question.

For any Options that are granted during a black-out period (during which trading of securities of the Company by a holder of Options (an "Option Holder") is restricted by the Company), the exercise price for each Option would be equal to the greater of the Market Price at the time of grant and the Market Price at the close of trading on the first business day following the expiry of the black-out period.

Termination of Options

Each Option will expire and terminate immediately upon the Option Holder ceasing to be an Eligible Person except as otherwise provided in the Stock Option Plan. The Stock Option Plan provides that where an employee or executive whose employment terminates for any reason other than for cause (but including termination without cause and voluntary resignation), any exercisable Options held by (a) a former executive will continue to be exercisable for a period of 90 days following the termination date, and (b) a former employee will continue to be exercisable for a period of 30 days following the termination date, subject in each case to the discretion of the Committee to extend such period. In the event that the employment of an employee or executive is terminated by reason of death or disability, such Option Holder or his or her estate, as the case may be, is entitled to exercise any Options that were vested and exercisable as of the date of death or the date such Option Holder’s employment was terminated by reason of disability, as the case may be, for a period of six months after the date of death or the termination date, as applicable, subject to the discretion of the Committee to extend such period.

Where an Option Holder’s employment or term of office is terminated for cause, any Options held by the Option Holder, whether or not exercisable as of the date of termination, will expire and be cancelled on the date that is 30 days following the termination date, subject to the discretion of the Committee to extend such period.

The vesting and exercise of Options granted to a consultant of the Company or its subsidiaries will be treated in a similar manner to that described above for employees.

Extension of Term for Options Expiring During Blackout Periods

If the term of an Option held by an Option Holder expires during or within 10 business days of the expiration of a black-out period applicable to such Option Holder, then the term of the Option (or the unexercised portion of the Option) will be extended to the close of business on the tenth business day following the expiration of the black-out period.

Transferability

Each Option is personal to the Option Holder and is non-assignable and non-transferable. No Option granted under the Stock Option Plan may be pledged, hypothecated, charged, transferred, assigned or otherwise encumbered or disposed of by the Option Holder, whether voluntarily or by operation of law, other than by testate succession, will or the laws of descent and distribution.

Amendment Procedure

Under the Stock Option Plan, the Committee will be entitled to make any amendments to the Stock Option Plan that are not material. Some examples of amendments that would not be considered material, and which could therefore be made without shareholder approval, include the following:

(a)

ensuring continuing compliance with applicable laws, regulations, requirements, rules or policies of any governmental authority or any stock exchange;

(b)

amendments of a "housekeeping" nature, which include amendments to eliminate any ambiguity or correct or supplement any provision contained in the Stock Option Plan which may be incorrect or incompatible with any other provision thereof;

(c)

a change to provisions on transferability of Options for normal estate settlement purposes;

(d)

a change in the process by which an Option Holder who wishes to exercise his or her Option can do so, including the required form of payment for the Shares being purchased, the form of exercise notice and the place where such payments and notices must be delivered;

(e)

changing the vesting and exercise provisions of the Stock Option Plan or any Option in a manner which does not entail an extension beyond the originally scheduled expiry date for any applicable Option, including to provide for accelerated vesting and early exercise of any Options deemed necessary or advisable in the Committee’s discretion;

(f)

changing the termination provisions of the Stock Option Plan or any Option which does not entail an extension beyond the originally scheduled expiry date for that Option;

(g)

adding a cashless exercise feature, payable in cash or securities, which provides for a full deduction of the number of underlying Shares from the Stock Option Plan reserve; and

(h)

adding a conditional exercise feature which would give the Option Holders the ability to conditionally exercise in certain circumstances determined by the Committee, at its discretion, at any time up to a date determined by the Committee, at its discretion, all or a portion of those Options granted to such Option Holders which are then vested and exercisable in accordance with their terms, as well as any unvested Options which the Committee has determined shall be immediately vested and exercisable in such circumstances.

Any material amendments to the Stock Option Plan will require shareholder approval. Some examples of material amendments that would require shareholder approval include the following:

(a)

any amendment to the amending provisions of the Stock Option Plan other than amendments made to ensure compliance with existing laws, regulations, rules or policies or amendments of a "housekeeping" nature;

(b)

any increase in the maximum number of Shares available for purchase pursuant to Options other than in accordance with the provision of the Stock Option Plan that entitles the Committee to make adjustments to give effect to certain adjustments made to the Shares in the event of certain capital reorganizations and other transactions;

(c)

any reduction in the exercise price or extension of the period during which an Option granted to an insider may be exercised;

(d)

any amendment to permit the repricing of Options;

(e)

the cancellation and reissue of any Options; and

(f)

any amendment that would permit Options to be transferred or assigned other than for normal estate settlement purposes.

DISCLOSURE OF CORPORATE GOVERNANCE PRACTICES

The Company’s board of directors is committed to sound corporate governance practices which are both in the interest of its shareholders and contribute to effective and efficient decision making.  National Policy 58-201 Corporate Governance Guidelines establishes corporate governance guidelines which apply to all public companies.  The Company has reviewed its own corporate governance practices in light of these guidelines.  In certain cases, the Company’s practices comply with the guidelines, however, the board considers that some of the guidelines are not suitable for the Company at its current stage of development and therefore these guidelines have not been adopted, as outlined in the discussion below. The board will continue to review with management the corporate governance practices of the Company to ensure that they are sound practices for effective and efficient decision making.

In accordance with National Instrument 58-101, Disclosure of Corporate Governance Practices ("NI 58-101"), the Company is required to disclose, on an annual basis, its approach to corporate governance.  The following is a description of the Company’s approach to corporate governance.

Board of Directors Composition

The board of directors of the Company is currently comprised of seven directors, each of whom is proposed to be nominated for election at the Meeting, in addition to Frank Hallam, as set out in the table on page 6 of this Circular.  The board of directors considers that five of the eight nominees for election as directors (Messrs. Carlson, Jones, Rubenstein, Colterjohn, and White) are independent in accordance with the definition of "independence" set out in National Instrument 52-110, Audit Committees ("NI 52-110"), as it applies to the board of directors.  Dan MacInnis and Frank Hallam are not considered to be independent by virtue of the fact that they are executive officers of the Company.  Peter Megaw is not considered independent because of his ownership interest in Minera Cascabel, S.A. de C.V. and IMDEX Inc., both of whom have received mineral property acquisition proceeds and/or geological services and consulting fees from the Company at market and industry standard rates.  Accordingly, the board considers that a majority of the directors are independent.

Meetings of independent directors are not regularly scheduled but communication among the independent directors occurs on an ongoing basis as the need arises from regularly scheduled meetings of the board.  The board believes that adequate structures and processes are in place to facilitate the functioning of the board with a level of independence from the Company’s management.

Mr. Jonathan Rubenstein, an independent director, is the non-executive chairman of the board and presides as such at each meeting.  Mr. Rubenstein facilitates the meetings and actively seeks out the views of the independent directors on all board matters.

The independent directors of the board do not hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance.  The Company holds regular quarterly board meetings and other meetings as required, at which the opinion of the independent directors is sought and duly acted upon for all material matters related to the Company.  When appropriate, the board meets in camera and any person that has an interest with respect to the matter or transaction being discussed is asked to step out of the meeting.

While the board of directors believes it is important, at times, to meet without members of management present, there is no indication that open and candid discussion among independent directors is inhibited by the presence of a non-independent director.  The board of directors believes that it is not necessary to exclude any non-independent directors from regularly scheduled meetings in the present circumstances.

The board conducts extensive budget reviews with management and regularly updates the budget as a means of monitoring Company and management activities.  The board held a strategic review retreat in 2008 and regularly discusses strategic matters at board meetings.

Directorships

The following nominees for election as directors are currently directors of other issuers that are reporting issuers (or the equivalent) in a jurisdiction in Canada or a foreign jurisdiction:

Name of Director	Reporting Issuer
Daniel MacInnis	• MAX Resources Corp.
Frank Hallam	• Platinum Group Metals Ltd. • Lake Shore Gold Corp. • Nextraction Energy Corp., formerly Kruger Capital Corp. • Jerico Explorations Inc.
Eric Carlson	• Platinum Group Metals Ltd. • Nextraction Energy Corp., formerly Kruger Capital Corp. • Anthem Ventures Capital Corp. • Anthem Works Ltd.
R. Michael Jones	• Platinum Group Metals Ltd. • Jerico Explorations Inc. • Nextraction Energy Corp., formerly Kruger Capital Corp.
Peter Megaw	• Candente Resources Corp.
Jonathan Rubenstein	• Troon Ventures Ltd. • Eldorado Gold Corp. • Detour Gold Corporation • Rio Novo Gold Inc.
Richard Colterjohn	• Explorator Resources Inc. • Gammon Gold Inc.
Derek White	• Oro Silver Resources Limited • Magellan Minerals Ltd. • Laurentian Goldfields Ltd.

Attendance

The Company held 24 board meetings during the financial year ended December 31, 2009. The following table sets out the number of meetings held by the board of directors and committees of the directors for the period commencing January 1, 2009 to and including December 31, 2009 and the attendance record for each of the Company’s seven directors:

Summary of Attendance of Directors at Meetings
Directors	Board(1)	Audit Committee	Compensation Committee	Governance & Nomination Committee	Special Committee	Independent Committee
# of meetings held:	24	3	1	1	1	4
Daniel T. MacInnis	24	n/a	n/a	n/a	1	n/a
Peter Megaw	24	n/a	n/a	n/a	n/a	n/a
Richard Colterjohn	20	n/a	n/a	n/a	1	4
Derek White	23	3	n/a	n/a	1	4
Eric Carlson	23	3	1	1	n/a	n/a
R. Michael Jones	22	3	0	0	1	4
Jonathan Rubenstein	22	n/a	1	1	1	4

(1)

The board of directors meets on a regular basis and when appropriate, non-independent directors are asked to step out of the meeting.

Board Mandate

Although the board of directors does not have a written mandate, it is understood that the board assumes responsibility for stewardship of the Company, oversees all of the operations of the business, supervises management and sets milestones for the Company.  The board may discharge its responsibilities by delegating certain duties to committees of the board.

The board is specifically responsible for:

(a)

the strategic planning of the Company including setting specific milestones towards which management should directs their efforts, the board reviews the strategic plan at each board meeting;

(b)

adopting a strategic planning process that includes the annual consideration and approval of a strategic plan which takes into account the opportunities and risks of the Company’s business and ensuring that mitigation plans are in place to manage and minimize these risks;

(c)

appointing board committees, including the Company’s Audit Committee, the Governance and Nomination Committee (the "Governance and Nomination Committee") and the Compensation Committee and delegating to those committees any appropriate powers of the board;

(d)

appointing the chief executive officer and other senior management of the Company and, after considering the recommendation of the Compensation Committee, approving their compensation;

(e)

developing the Company’s approach to corporate governance, including developing a set of corporate governance principles and guidelines that are specifically applicable to the Company.  The board recently established a Governance and Nomination Committee to review and make recommendations on matters including, but not limited to: corporate governance in general; size and composition of the board in the short and long-term; CEO succession planning; and policies and procedures for directors to carry out their duties with due diligence and in compliance with all legal and regulatory requirements;

(f)

approving all major communications and continuous disclosure for the Company, including annual and quarterly reports and certain press releases with specific review of financial disclosure by the Audit Committee.  The board is also responsible for approving the hiring of a communications manager to oversee all of the Company’s communication and to ensure a consistent and well-delivered message of the Company’s objectives, achievements and results;

(g)

adherence to the recently adopted Timely Disclosure, Confidentiality and Insider Trading Policy (the "Communication Policy"), pursuant to which four corporate spokespersons have been formally designated.  Under the Communication Policy, all press releases are to circulate to technical staff and all responsible people involved in press release material, this ensures that shareholders receive information not only from the senior management point of view but from the viewpoint of the project staff;

(h)

overseeing the policies and procedures implemented by management to ensure the integrity and effectiveness of the Company’s internal control and management information systems.  The board and the Audit Committee consult with the Company’s auditor with respect to these systems.  The Company also completed a process in 2007 to ensure compliance with the new Sarbanes-Oxley regulations in the United States. This process involved the work of a full time senior accounting advisor in consultation with the Company’s auditors. In general, transactions over $50,000 or involving mineral properties require the board’s approval.  Project budgets are brought before the board on a regular basis. The board’s direction with respect to these budgets are communicated back to project staff;

(i)

providing for measures that accommodate feedback from shareholders; and

(j)

performance of general duties from time to time, including reports to shareholders, reviewing composition of the board, review of the board’s mandate, review of the performance of board committees, review of the performance of the board as a whole and as individuals, succession planning and plans and processes for training and monitoring the performance of senior management.

Position Descriptions

The board has not developed written position descriptions for the chair and the chair of each board committee.  However, the board requires each chair, among other things, to ensure: (i) effective functioning of the committee; (ii) responsibilities of the committee are well understood; and (iii) that board functions delegated to the committees are carried out.  The chair establishes the agenda before each board meeting and submits a draft to each director for their review and recommendation for items for inclusion on the agenda.  Each director has the ability to raise subjects that are not on the agenda at any board meeting.  Each of the Compensation Committee, the Audit Committee and Governance and Nomination Committee has a clear written charter from the board which has been filed under the Company’s profile on SEDAR at www.sedar.com.

The board has not developed a written description of the role and responsibilities of the CEO.   The Board and the CEO do establish annual corporate and individual objectives for the CEO to achieve and the CEO is expected to execute his role in keeping with "best practices" and "good corporate governance".   It is the responsibility of the Compensation Committee to review and approve the objectives that the CEO is responsible for meeting.   The Compensation Committee assesses the CEO’s performance against these objectives.

Orientation and Continuing Education

New directors are provided with comprehensive materials with respect to the Company, as well as being oriented on relevant corporate issues including short, medium and long term corporate objectives, business risks and mitigation strategies, corporate governance guidelines and existing company policies. New directors are also provided with an orientation binder that contains current and relevant information regarding the role of the board, its committees and its directors, which is regularly updated by the board of directors.  The Governance and Nomination Committee reviews, approves and reports to the board on the orientation process for new directors.

The skills and knowledge of the board of directors as a whole is such that the Governance and Nominating Committee is of the view that a formal continuing education process is not currently required.  By using a board of directors composed of experienced professionals with a wide range of financial, legal, exploration and mining expertise, the Company ensures that the board operates effectively and efficiently.  The Governance and Nomination Committee will review, approve and report to the board on plans for the ongoing development of existing board members including the provision of continuing education opportunities for all directors, so that individuals may maintain or enhance their skills and abilities as directors, as well as to ensure their knowledge and understanding of the Company’s business remains current.  Until such time that an official orientation is implemented, if and when a new director is added, they will have the opportunity to become familiar with the Company by meeting with the other directors and with officers and employees of the Company.  As each director has a different skill set and professional background, orientation and training activities will be tailored to the particular needs and experience of each director.

Ethical Business Conduct

The board has adopted a written Code of Business Conduct and Ethics (the "Code") for the directors, officers and employees of the Company which sets out the legal, ethical and regulatory standards that the Company must follow to promote integrity and deter wrongdoing.  Compliance with the Code is mandatory for every director, officer and employee of the Company and any of its subsidiaries.  A copy of the Code is available on the Company’s website at www.magsilver.com or may be obtained under the Company’s profile on SEDAR at www.sedar.com.

The Company’s Governance and Nomination Committee monitors compliance with the Code. All Company personnel are encouraged to report violations of the Code in accordance with the procedures set forth in the Code.  In addition to responding to any complaints or violations reported directly to board members, the Governance and Nomination Committee makes periodic inquiries of Company management as to issues related to compliance with Code requirements.  In addition, in the course of regular business and operations updates provided by Company management to the board, there are opportunities to discuss any compliance issues.

As required under the Business Corporations Act (British Columbia) and the Company’s Articles:

•

A director or executive officer who holds any office or possesses any property, right or interest that could result, directly or indirectly, in the creation of a duty or interest that materially conflicts with that individual’s duty or interest as a director or executive officer of the Company, must promptly disclose the nature and extent of that conflict.

•

A director who holds a disclosable interest (as that term is used in the Business Corporations Act) in a contract or transaction into which the Company has entered or proposes to enter may not vote on any directors’ resolution to approve the contract or transaction.

In order to ensure a culture of ethical business conduct, the board seeks directors who have solid track records in areas ranging from law and finance to exploration and mining.  Directors or executive officers who have disclosed a material interest in any transaction or agreement that the board of directors is considering must abstain from voting on such matters.  Generally, as a matter of practice, directors or executive officers who have disclosed a material interest in any transaction or agreement that the board of directors is considering do not take part in any board discussion with respect to that contract or transaction.  In addition, the Code requires all directors to obtain specific permission of the Governance and Nomination Committee prior to any involvement in activities that create or give the appearance of a conflict of interest.

Nomination of Directors

All of the Company’s directors are involved in the search for candidates to fill board vacancies as and when they arise.  A candidate for nomination should have direct experience in the mining business and significant public company experience and must not have a significant conflicting public company association.

The board has established a Governance and Nomination Committee which is composed entirely of independent directors. The Governance and Nomination Committee is responsible for making recommendations on: (i) the desired qualifications, demographics, skills and experience for potential directors; (ii) an interview process for potential candidates for board membership, and (iii) a list of future candidates for board membership after taking into account the competencies and skills that the board as a whole should possess, the competencies and skills that the existing directors possess, the competencies and skills of the proposed nominee and the amount of time and resources the proposed nominee can devote as a member of the board.

In addition to its nomination function, the Governance and Nomination Committee is responsible for providing the board with recommendations relating to corporate governance in general, including, without limitation:  (a) all matters relating to the stewardship role of the board in respect of the management of the Corporation; (b) board size and composition, including the candidate selection process and the orientation of new members; and (c) such procedures as may be necessary to allow the board to function independently of management.  The Governance and Nomination Committee meets at least once per year.

Compensation

The board has appointed a Compensation Committee composed entirely of independent directors. The Compensation Committee’s primary responsibility is to approve or provide the board with recommendations relating to compensation of executive officers, succession plans for executive officers, human resources policies for executive officers, and administration of the Company’s compensation and benefits plans. The Compensation Committee meets annually to review and recommend the remuneration for the upcoming year, for board approval.

On an on-going basis, the board in consultation with the Compensation Committee reviews the adequacy and form of compensation and compares it to other companies of similar size and stage of development.  The Company’s Compensation Committee reviews and recommends to the board for approval of the general compensation philosophy and guidelines for all directors and executive officers, including the CEO.  This recommendation includes incentive plan design and other remuneration.

In 2008, the Compensation Committee retained Roger Gurr & Associates to perform an analysis of compensation and employment agreements of executives of peer group companies.

Audit Committee

The Audit Committee is comprised of three independent directors – Eric Carlson, R. Michael Jones and Derek White.  Each member of the Audit Committee is considered to be independent and financially literate in accordance with NI 52-110.  The Audit Committee is responsible for assisting the board in the discharge of its responsibilities relating to the Company’s accounting principles, reporting practices, internal controls and its approval of the Company’s annual and quarterly financial statements.

Audit committee information, as required under NI 52-110 is contained in the Company’s Annual Information Form dated March 25, 2010 under the heading "Audit Committee".  Audit Committee information includes the charter, committee composition, relevant education and experience, audit committee oversight, pre-approval policies and procedures, and fees paid to the external auditor.  The Annual Information Form is available under the Company’s profile on SEDAR at www.sedar.com.  A copy of the Company’s Annual Information Form will be provided to any shareholder of the Company without charge by request to the Corporate Secretary of the Company at Suite 770, 800 West Pender Street, Vancouver, British Columbia, V6C 2V6.  The Company’s Annual Information Form for the year ended December 31, 2009 is available under the Company’s profile on SEDAR at www.sedar.com.

Other Board Committees

In addition to the Audit Committee, Compensation Committee and Corporate Governance and Nomination Committee, the board has established a Disclosure Committee and a Special Committee.  The Disclosure Committee assists the board in the determination of material information and disclosure procedures for such information.  The Special Committee was formed on October 3, 2008 to consider strategic alternatives for the Company in response to Fresnillo’s acquisition of 19.83% of the common shares of the Company.  The Independent Committee was formed on December 11, 2008 to oversee the preparation of an independent valuation of the Company commissioned by the Company as required under Multilateral Instrument 61-101 – Takeover Bids and Special Transactions following the December 1, 2008 announcement by Fresnillo that it intended to make an offer to the shareholders for all of the outstanding common shares not owned by Fresnillo and its affiliates.  The Independent Committee was disbanded once Fresnillo withdrew its intention to make a hostile bid in June 2009.  The Special Committee continues to oversee the activities of Mexican and Canadian counsel and their ongoing handling of the Arbitration Proceedings against Fresnillo at the International Court of Arbitration of the International Chamber of Commerce pursuant to the dispute resolution provisions contained in the Minera Juanicipio shareholders agreement dated October 10, 2005 between Minera Los Lagartos, S.A. de C.V., a wholly owned subsidiary of the Company, and Fresnillo (the "Shareholders Agreement").  The Company is seeking a ruling as to whether or not Fresnillo may acquire or attempt to acquire control of the Company without the consent of the Company’s board in breach of the standstill provisions contained in the Shareholders Agreement and is also seeking relief in relation to other alleged violations by Fresnillo as operator under the Shareholders Agreement, including claims for damages and other orders arising from Fresnillo’s conduct.

Assessments

Previously, the Audit Committee, as part of its annual review, assessed the effectiveness of the board and its independence.  The Audit Committee assessed the adequacy of the information provided, the regular nature of the communication between the board and management and reviewed whether management was following the mandated strategic direction as set out in the board’s direction and management milestones.  In addition, the board assessed the CEO’s effectiveness in attaining the Company’s corporate objectives, budgets and milestones.

The Governance and Nomination Committee is now responsible for establishing appropriate processes for the regular evaluation of the effectiveness and contribution of the board and its members and its committees and their charters.  The Governance and Nomination Committee is also responsible for reviewing on an annual basis: (i) the performance of individual directors, the board as a whole, and committees of the board; (ii) the performance evaluation of the chair of each board committee; and (iii) the performance evaluation of the CEO, including performance against corporate objectives.  As part of the review process, the Governance and Nomination Committee periodically meets with individual board members to discuss with each director the effectiveness of the board, its committees and its members.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

Other than routine indebtedness, no current or former executive officer, director or employee of the Company or any of its subsidiaries, or any proposed nominee for election as a director of the Company, or any associate or affiliate of any such executive officer, director, employee or proposed nominee, is or has been indebted to the Company or any of its subsidiaries, or to any other entity that was provided a guarantee, support agreement, letter of credit or other similar arrangement by the Company or any of its subsidiaries in connection with the indebtedness, at any time since the beginning of the most recently completed financial year of the Company.

MANAGEMENT CONTRACTS

Management functions of the Company or any subsidiary of the Company are not, to any substantial degree, performed by a person other than the directors or executive officers of the Company or its subsidiaries.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Other than as set forth in this Information Circular, no informed person of the Company, no proposed nominee for election as a director of the Company and no associate or affiliate of any such informed person or proposed nominee has had any material interest, direct or indirect, in any transaction since the commencement of the Company’s most recently completed financial year or in any proposed transaction that, in either case, has materially affected or will materially affect the Company or any of its subsidiaries, except as follows:

Dr. Megaw

Dr. Peter Megaw, of Arizona, USA, became a member of the board of directors of the Company on February 6, 2006. Dr. Megaw is also a principal of Minera Bugambilias, S.A. de C.V. ("Bugambilias") and Minera Coralillo, S.A. de C.V. ("Coralillo"). The Company acquired the mineral claims of the Batopilas property from Bugambilias and Bugambilias has retained a net smelter royalty interest in that property. The Company acquired the mineral claims of the Guigui property from Coralillo and Coralillo has retained a net smelter royalty interest in that property. Dr. Megaw is also a principal of Minera Cascabel, S.A. de C.V. ("Cascabel"). The Company holds an option from Cascabel to earn an interest in the mineral claims of the Cinco de Mayo Property and the Salamex Property. In 2009, Cascabel was paid US$350,000 pursuant to the option agreement for the Cinco de Mayo Property and an additional US$100,000 pursuant to an option agreement for the Salamex Property (the Picucha claims).

Further, Cascabel has been and will continue to be retained by the Company as a consulting geological firm compensated at industry standard rates. During the year ended December 31, 2009, the Company accrued or paid Cascabel and IMDEX Inc. consulting, administration and travel fees totaling $291,871 (2008 - $194,590) and exploration costs totaling $2,982,276 (2008 - $2,504,237) under a Field Services Agreement dated February 1, 2008 between Cascabel, IMDEX Inc. and the Company.  The Field Services Agreement sets out the professional services to be performed by Cascabel and the remuneration for such services.  Services include but are not limited to consultation and advice on the Company’s exploration program and furnishing all labor, supervision, materials, tools, equipment and additional personnel when deemed necessary.  The Field Services Agreement provides for a right of first refusal granted to the Company by Cascabel for all silver properties in Cascabel’s control, brought to Cascabel or as may be known or offered to Cascabel or its subsidiaries by others.  Company director Dr. Peter Megaw is a principal of both Cascabel and IMDEX Inc.

INTEREST OF CERTAIN PERSONS OR COMPANIES
IN MATTERS TO BE ACTED UPON

Other than as set forth in this Information Circular, no director or executive officer of the Company at any time since the beginning of the Company’s most recently completed financial year, no proposed nominee for election as a director of the Company and no associate or affiliate of any of such persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting, except for any interest arising from the ownership of shares of the Company where the shareholder will receive no extra or special benefit or advantage not shared on a pro-rata basis by all holders of shares in the capital of the Company.

ADDITIONAL INFORMATION

Additional information relating to the Company and its business activities is available under the Company’s profile on the SEDAR website at www.sedar.com.

The Company’s financial information is provided in the Company’s audited consolidated financial statements and related management discussion and analysis for its most recently completed financial year.  The Company’s audited financial statements for the period ended December 31, 2009 and related management discussion and analysis may be viewed on the SEDAR website noted above. To request copies of the Company’s audited financial statements and related management discussion and analysis, please contact the Company at Suite 770 – 800 West Pender Street, Vancouver, British Columbia, V6C 2V6, telephone (604) 630-1399, facsimile (604) 681-0894, e-mail info@magsilver.com.

APPROVAL OF THE BOARD OF DIRECTORS

The contents of this Information Circular have been approved, and the delivery of it to each shareholder of the Company entitled thereto and to the appropriate regulatory agencies has been authorized by the board of directors of the Company.

BY ORDER OF THE BOARD OF DIRECTORS OF

MAG Silver Corp.
/s/ "Dan MacInnis"
Daniel MacInnis
President and Chief Executive Officer

Any questions and requests for assistance may be directed to the Information Agent:

The Exchange Tower

130 King Street West, Suite 2950, P.O. Box 361

Toronto, Ontario

M5X 1E2

North American Toll Free Phone:

1-866-481-2532

Email: contactus@kingsdaleshareholder.com

Facsimile: 416-867-2271

Toll Free Facsimile: 1-866-545-5580

Outside North America, Banks and Brokers Call Collect: 416-867-2272